
13001390

There are banks. And then there's

HERITAGE BANK!



Going in the right direction to reach *new levels* of performance.

2012 Annual Report

HOPFED BANCORP, INC.

HOPFED BANCORP IS GOING IN THE RIGHT DIRECTION TO REACH NEW LEVELS OF

PERFORMANCE!

It all starts with a great plot. Just like a well-directed documentary film, Heritage Bank can trace its history back for several generations and the story continues to be written. The scenes have changed since 1879, but the starring roles have always been a cast of professionals who bring outstanding performances to an audience of banking customers. On the following pages we hope you'll join us as we applaud the work of all of these dedicated performers as we wrap up another award-winning year of accomplishments at Heritage Bank.

HERITAGE BANK IN THE SPOTLIGHT!

Approximately $15 million increase in checking deposits this year over last year

Repurchased Tarp and Warrant

Retired $50 million debt

Substantial Reduction in Costs of Deposits

Leading in market share in all communities Heritage Bank serves

Kentucky Best Place to Work 2011, 2012, 2013



To Our Shareholders

AWARD-WINNING PERFORMANCE.

We're proud to be an "award-winning" bank, but that's another one of those adjectives that gets tossed around often without any true substantiation. Heritage Bank takes great pride in following the award-winning description with solid financial success, which provides the impetus for us to be placed in this laudable category.

THE GOLD STANDARD.

One of the classic benchmarks of reaching a level of success that puts a bank in the spotlight is its performance. We are very pleased to show steady and continual growth in our stock price from $5.51 on October 14, 2011, to $11.06 on March 11, 2013. This increase of over 100% is a testament to the bank's outstanding leadership and the work of hundreds of people who take our mission and our service to our customers very seriously. In addition, the philosophy of our financial team has always been to show real progress within the boundaries of cost efficiency.

A CAST OF FEATURED PERFORMERS.

The script for Heritage Bank has been rewritten many times over, but its basic theme is always the same. We believe it is our dedication to being both banker and neighbor that has helps us cement our commitment to being THE preferred community bank in western Kentucky and Tennessee. In each of our existing and newly developed locations, we have worked to connect the people of Heritage Bank to the people we serve. The results are significant and we believe that speaking the language of our clients gives us top billing among our peers. In honor of that, the bank has been named a Best Place to Work in Kentucky for three consecutive years!

PREMIERE DEVELOPMENTS.

Each year at Heritage Bank brings many new developments. This year some of our featured achievements have included:

- Retired TARP on December 19, 2012
- Repurchase warrant on January 16, 2013


NON-INTEREST CHECKING BALANCES*
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
$3,828
$7,216
$19,120
$27,348
$32,214
$36,918
$51,150
$52,226
$57,134
$68,531
$69,139
$79,550
$94,083
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

* *Dollars in Millions, Numbers rounded to nearest sum*


HERITAGE
BANK

LIGHTS. CAMERA. ACTION.

The most significant development has come most recently with HopFed's announcement of a definitive agreement to purchase Sumner Bank & Trust's Tennessee holdings. The company has offices in Gallatin, Hendersonville, Lebanon, Franklin, and Jackson, Tennessee. Each of these markets has experienced double-digit population growth with great prospects for continued growth. This will greatly enhance the visibility and contribute to the franchise value of HopFed Bancorp. Upon consumation of the merger, your Company will have eight locations in the Nashville MSA, and a total of 11 offices in Kentucky and 13 in Tennessee. We are very excited about the prospect of partnering with Sumner Bank & Trust and the added value this growth will have on the Bank's performance in 2013 and beyond.

- The application for a Kentucky State Charter. After more than a century, the bank is requesting a change from a thrift charter to a commercial banking charter, which better reflects our institution's mission.
- A continued shift in our deposit mix to reflect less dependence on higher cost time deposits. The Company reduced our average cost of deposits from 1.72% in 2011 to 1.34% in 2012. In 2013, we continue to pursue further reductions in our deposit cost.
- The Company's checking account campaign continues to contribute to our lower deposit cost. At December 31, 2012, the Company's total non-interest bearing checking accounts totaled $94.1 million, or 12.38% of total deposits. In 2012, Heritage Bank opened a record 4,225 new accounts in our free checking category.

THERE ARE BANKS. AND THEN THERE IS HERITAGE BANK.

We are very excited about the prospects for 2013. In the year ahead, we seek to capitalize on our expanded acquisitions, discover new ways to serve our growing customers, and develop creative ways to make our company competitive in an ever more global arena.

With your support and investment in those ideals, we look forward to an award-winning future!

John E. Peck

Selected Financial Data and Office Locations

EARNINGS SUMMARY

Dollars in thousands, except per share data — *Year Ended December 31,*

	2012	2011	2010	2009
Interest income	$40,840	$46,240	$52,417	$53,141
Interest expense	$14,877	$18,415	$22,246	$26,312
Net interest income after provision for loan losses	$23,688	$21,904	$24,201	$22,630
Net income available to common shareholders	$2,840	$1,889	$5,485	$944
Earnings per share (fully diluted)	$0.38	0.25	0.98	0.26

BALANCE SHEET DATA

Dollars in thousands, except per share data — *At December 31,*

	2012	2011	2010	2009
Total assets	$967,689	$1,040,820	$1,082,591	$1,029,876
Loans receivable, net	$524,985	$556,360	$600,215	$642,355
Total deposits	$759,865	$800,095	$826,929	$794,144
Shareholders' equity	$104,999	$118,483	$111,444	$79,949
Tangible book value per common share	13.88	13.21	12.69	16.78



TOTAL ASSETS*
1100
1060
1020
980
940
900
860
820
780
740
$1,030
$1,083
$1,041
$968
2009
2010
2011
2012



LOANS RECEIVABLE, NET*
670
640
610
580
550
520
490
460
430
400
$642
$600
$556
$525
2009
2010
2011
2012



TOTAL DEPOSITS*
860
820
780
740
700
660
620
580
540
500
$794
$827
$800
$760
2009
2010
2011
2012

* *Dollars in Millions, Numbers rounded to nearest sum*

OFFICE LOCATIONS


CALVERT CITY OFFICE
BENTON OFFICE
MURRAY OFFICES
FULTON OFFICES
CADIZ OFFICE
HOPKINSVILLE OFFICES
ELKTON OFFICE
CLARKSVILLE OFFICES
PLEASANT VIEW OFFICE
ERIN OFFICE
ASHLAND CITY OFFICE
KINGSTON SPRINGS OFFICE
Paducah
Mayfield
Union City
Paris
Fort Campbell
Springfield
BALLARD
MCCRACKEN
CARLISLE
HICKMAN
GRAVES
FULTON
MARSHALL
CALLOWAY
LYON
TRIGG
CHRISTIAN
TODD
LOGAN
MUHLENBERG
STEWART
MONTGOMERY
ROBERTSON
HOUSTON
DICKSON
CHEATHAM
HENRY
WEAKLEY
BENTON
PURCHASE PKWY.
PENNYRILE PKWY.
WESTERN KENTUCKY PKWY.
● Heritage Bank Offices
▲ Fall & Fall Insurance Office
★ Heritage Bank Wealth Management Offices

CHRISTIAN COUNTY

CORPORATE OFFICE

4155 Lafayette Road
Hopkinsville, KY 42240
270-885-1171

2700 Fort Campbell Boulevard
Hopkinsville, KY 42240
270-885-1171

605 South Virginia Street
Hopkinsville, KY 42240
270-885-2628

CALLOWAY COUNTY

210 North 12th Street
Murray, KY 42071
270-753-7921

1601 North 12th Street
Murray, KY 42071
270-767-2000

TRIGG COUNTY

352 Main Street
Cadiz, KY 42211
270-522-6638

TODD COUNTY

536 West Main Street
Elkton, KY 42220
270-265-5628

MARSHALL COUNTY

105 West 5th Street
Benton, KY 42025
270-527-4353

20 Oak Plaza Drive
Calvert City, KY 42029
270-395-0781

FULTON COUNTY

306 Lake Street
Fulton, KY 42041
270-472-3300

Carr Plaza
609 North Highland Drive
Fulton, KY 42041
270-472-4410

MONTGOMERY COUNTY

3845 Trenton Road
Clarksville, TN 37040
931-920-7100

2185 Madison Street
Clarksville, TN 37043
931-221-4700

322 Main Street
Clarksville, TN 37040
931-552-5627

HOUSTON COUNTY

3711 West Main Street
Erin, TN 37061
931-289-5000

CHEATHAM COUNTY

108 Cumberland Street
Ashland City, TN 37015
615-792-4337

104 West Kingston Springs Road
Kingston Springs, TN 37082
615-952-9143

2556 Highway 49 East
Pleasant View, TN 37146
615-746-2111

Board of Directors and Corporate Officers

HOPFED BANCORP, INC.

BOARD OF DIRECTORS

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

H. Joseph Dempsey, M.D.
Anesthesiologist

Steve Hunt
Vice President—Agri-Power and Agri-Chem

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Clay Smith
President—Pennyrile Ford, Lincoln, Mercury and Purchase Ford, Linclon, Mercury

Michael L. Woolfolk
Chief Operating Officer, Executive Vice President and Secretary

CORPORATE OFFICERS

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer, Executive Vice President and Secretary

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

P. Michael F. Foley, III
Senior Vice President and Chief Credit Officer

HERITAGE BANK

BOARD OF DIRECTORS

Gilbert E. Lee
Chairman of the Board and Co-owner—C & L Rentals, L.L.C.

John E. Peck
President and Chief Executive Officer

Kenneth E. Crews
Retired—Banking

H. Joseph Dempsey, M.D.
Anesthesiologist

Steve Hunt
Vice President—Agri-Power and Agri-Chem

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Johnny Piper
Developer

Clay Smith
President—Pennyrile Ford, Lincoln, Mercury and Purchase Ford, Linclon, Mercury

Michael L. Woolfolk
Chief Operating Officer, Executive Vice President and Secretary

EXECUTIVE MANAGEMENT

John E. Peck
President and Chief Executive Officer

Michael L. Woolfolk
Chief Operating Officer and Executive Vice President and Secretary

Billy C. Duvall, C.P.A.
Senior Vice President, Chief Financial Officer and Treasurer

P. Michael F. Foley, III
Senior Vice President and Chief Credit Officer

BANKING CENTER MANAGEMENT

Keith Bennett
Market President—Montgomery and Houston County, Tennessee

Robert K. Burrow
Market President—Fulton County, Kentucky

Jimmy Dan Hicks
Market President—Calloway County, Kentucky

Chip Knight
Market President—Cheatham County, Tennessee

Betsy Shelton
Market President—Tri-County/Christian, Todd, Trigg Counties, Kentucky

Paul Thurman
Market President—Marshall County, Kentucky

FALL & FALL INSURANCE, INC.

Roger D. Kephart, CPCU
Vice President and Manager

HERITAGE BANK WEALTH MANAGMENT

Charlene Martin
Vice President

Mark Vinson
Vice President

Ty Watts
Vice President

HERITAGE MORTGAGE

Paul Harris
Vice President

COMMUNITY BOARD MEMBERS

CALLOWAY COUNTY

Jimmy Dan Hicks
Market President—Calloway County

Dr. Thomas I. Miller, C.P.A.
Professor of Accounting—Murray State University and Executive Director—Murray State University Foundation

Dr. Joseph A. Morgan
Associate Provost—Office of the Provost and Vice President of Academic Affairs—Murray State University

J.D. Outland, D.M.D.
Retired—Dentist

Marc Peebles
Vice President Operations—CA Jones Management

FULTON COUNTY

Robert K. Burrow
Market President—Heritage Bank Fulton

R. Ward Bushart, II
Retired—Education

Kenneth E. Crews
Retired—Banking

Kent A. Hutchins
President—Hornbeak Funeral Chapel, Inc.

Roger Kephart, CPCU
Vice President and Manager—Fall & Fall Insurance, Inc.; A Heritage Bank Company

MARSHALL COUNTY

Paul Thurman
Market President—Marshall County

Greg Carter
Attorney at Law and Partner—Owen, Carter & Carter

Gayle Hall
Owner and President—Calvert City Insurance Agency

Donald R. Hise
Retired—Westlake Monomers Corp.

Ted Kinsey
Owner—Parkway Chrysler, Dodge, Jeep

Gary Shemwell
Retired—Chemical Manufacturing

Jim Wiseman
Owner—J & R Pharmacy

TRI-COUNTY/CHRISTIAN, TODD, TRIGG COUNTIES

Betsy Shelton
Market President—Tri-County/Christian, Todd, Trigg Counties

Camilla Diuguid
Co-Owner—ReMax Advantage Realtors

Robert Gray
Farmer

Johnny Knuckles
Manager—Knuckles Insurance Agency

Donald J. Langhi, Jr.
Plant Manager—Mid-Continent Springs Company

MONTGOMERY/HOUSTON COUNTY

Keith Bennett
Market President—Montgomery and Houston County

Timothy Hall
President—Austin Peay State University

Albert P. Marks
Attorney at Law

Gary Mathews
President—Gary Mathews Automotive Group

Johnny Piper
Developer

Corporate Information

INDEPENDENT AUDITORS

RAYBURN, BATES & FITZGERALD, P.C.

5200 Maryland Way, Suite 300
Brentwood, TN 37027

GENERAL COUNSEL

CARTER & CARTER

PO Box 259
1113 Poplar Street
Benton, KY 42025

SPECIAL COUNSEL

JONES WALKER

2600 Virginia, NW Suite 1113
Washington, D.C. 20037

TRANSFER AGENT

REGISTRAR AND TRANSFER COMPANY

10 Commerce Drive
Cranford, NJ 07016

ANNUAL MEETING

The 2013 Annual Meeting of Stockholders will be held on May 15, 2013, at 3:00 p.m. at Heritage Bank, 4155 Lafayette Road, Hopkinsville, Kentucky 42240.

ANNUAL REPORT ON FORM 10-K

A copy of the Company's 2012 Annual Report on Form 10-K will be furnished without charge to stockholders as of the record date for the 2013 Annual Meeting upon written request to the Secretary; HopFed Bancorp, Inc.; P.O. Box 537; Hopkinsville, Kentucky 42241. Information on the company's filings can also be found on their website by visiting www.bankwithheritage.com.

MARKET AND DIVIDEND INFORMATION

Since February 9, 1998 the Common Stock has been quoted on the Nasdaq Stock Exchange under the symbol "HFBC." As of March 28, 2013, there were approximately 2,400 stockholders of the Company's Common Stock, with approximately 980 held in the name of the owner and the remainder held in street name. Below are the high and low stock prices of the Common Stock for the periods indicated.

A cash dividend of $0.08 per share was declared in the first and second quarter of 2011. A cash dividend of $0.02 per share was declared in the third and fourth quarter of 2011 and all four quarters of 2012. The Company paid a 2% common stock dividend during the third quarter of 2011. The Company paid a 5% preferred cash dividend in 2011 and 2012, respectively. The high and low price range of the Company's common stock for 2012 and 2011 is set forth below and has been adjusted to reflect the 2% stock dividend paid to shareholders of record at October 3, 2011.

Dividends, when and if paid, are subject to determination and declaration by the Board of Directors at its discretion, which will take into account the Company's consolidated financial condition and results of operations, the Bank's regulatory capital requirements, tax considerations, economic conditions, regulatory restrictions, and other factors; and there can be no assurance that dividends will be paid or, if paid, will continue to be paid in the future. The payment of future dividends by the Company will depend in large part upon the receipt of dividends from the Bank, and is subject to various tax and regulatory restrictions on the payment of dividends.

PRICE RANGE OF COMMON STOCK

	Year Ended December 31, 2012		*Year Ended December 31, 2011*	
	High	Low	High	Low
First Quarter	$9.04	$6.54	$9.58	$8.82
Second Quarter	$9.05	$6.81	$9.11	$7.42
Third Quarter	$7.80	$6.92	$8.98	$5.08
Fourth Quarter	$8.84	$7.44	$6.89	$5.32

SELECTED FINANCIAL INFORMATION AND OTHER DATA

The following summary of selected financial information and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Consolidated Financial Statements and accompanying Notes appearing elsewhere in this Report.

Financial Condition and Other Data

	At December 31,				
	2012	2011	2010	2009	2008
			(Dollars in thousands)		
Total amount of:					
Assets	$ 967,689	$1,040,820	$1,082,591	$1,029,876	$967,560
Loans receivable, net	524,985	556,360	600,215	642,355	628,356
Federal funds sold	---	---	---	---	16,080
Cash and due from banks	31,563	44,389	54,042	37,938	15,268
Federal Home Loan Bank stock	4,428	4,428	4,378	4,281	4,050
Securities available for sale	356,345	383,782	357,738	289,691	246,952
Securities held to maturity:					
Mortgage-backed Securities	---	---	---	---	454
Deposits	759,865	800,095	826,929	794,144	713,005
Repurchase agreements	43,508	43,080	45,110	36,060	28,680
FHLB advances	43,741	63,319	81,905	102,465	130,012
Subordinated debentures	10,310	10,310	10,310	10,310	10,310
Total stockholders' equity	104,999	118,483	111,444	79,949	78,284
Number of active:					
Real estate loans Outstanding (1)	4,212	4,383	4,715	5,886	6,313
Deposit accounts (1)	40,770	42,140	40,359	40,783	94,171
Offices open	18	18	18	18	18

Operating Data

	Year Ended December 31,				
	2012	2011	2010	2009	2008
			(Dollars in thousands)		
Interest and dividend income	$ 40,840	$ 46,240	$ 52,417	$ 53,141	$ 49,477
Interest expense	14,877	18,415	22,246	26,312	26,420
Net interest income before provision for loan losses	25,963	27,825	30,171	26,829	23,057
Provision for loan losses	2,275	5,921	5,970	4,199	2,417
Net interest income	23,688	21,904	24,201	22,630	20,640
Non-interest income	9,639	10,193	11,106	10,225	8,344
Non-interest expense	28,441	28,693	26,178	30,483	22,417
Income before income taxes	4,886	3,404	9,129	2,372	6,567
Provision for income taxes	817	484	2,613	397	1,952
Net income	$ 4,069	$ 2,920	$ 6,516	$ 1,975	$ 4,615
Preferred stock dividend and accretion of stock warrants	1,229	1,031	1,031	1,031	56
Net income available to common shareholders	$ 2,840	$ 1,889	$ 5,485	$ 944	$ 4,559

(1) In 2009, the Bank purged all closed deposit accounts from its system, significantly reducing the amount of deposit accounts. Prior to 2009, the total amount of deposit accounts included closed accounts.

Selected Quarterly Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Dollars in thousands)		
Year Ended December 31, 2012:				
Interest and dividend income	$ 10,759	$ 10,400	$ 9,996	$ 9,685
Net interest income after provision for losses on loans	5,998	6,262	5,412	6,016
Non-interest income	1,917	2,639	2,897	2,186
Non-interest expense	7,099	7,439	6,971	6,932
Net income available common shareholder	470	903	819	648
Year Ended December 31, 2011:				
Interest and dividend income	$ 11,787	$ 11,766	$ 11,450	$ 11,237
Net interest income after provision for losses on loans	2,280	6,551	6,383	6,690
Non-interest income	2,365	2,118	3,281	2,429
Non-interest expense	7,449	7,436	7,127	6,681
Net income (loss) available to (attributable to) common shareholders	(2,098)	550	1,368	2,069

Key Operating Ratios

	At or for the Year Ended December 31,		
	2012	2011	2010
Performance Ratios			
Return on average assets (net income available to common shareholders divided by average total assets)	0.28%	0.18%	0.51%
Return on average equity (net income available to common shareholders divided by average total equity).	2.49%	1.64%	5.38%
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	2.62%	2.83%	3.01%
Net interest margin	2.86%	3.02%	3.19%
Ratio of average interest-earning assets to average interest-bearing liabilities	114.65%	109.55%	108.19%
Ratio of non-interest expense to average total assets	2.79%	2.69%	2.42%
Ratio of net interest income after provision for loan losses to non-interest expense	87.10%	80.17%	96.96%
Efficiency ratio (non-interest expense divided by sum of net interest income plus non-interest income)	77.52%	73.35%	61.65%
Asset Quality Ratios			
Non-performing assets to total assets at end of period	0.95%	0.81%	1.37%
Non-accrual loans to total loans at end of period	1.43%	1.08%	0.82%
Allowance for loan losses to total loans at end of period .	1.99%	1.98%	1.61%
Allowance for loan losses to non-performing loans at end of period	138.99%	183.62%	195.35%
Provision for loan losses to total loans receivable, net	0.43%	1.06%	0.98%
Net charge-offs to average loans outstanding	0.52%	0.76%	0.79%
Capital Ratios			
Total equity to total assets at end of period	10.85%	11.38%	10.29%
Average total equity to average assets	11.18%	10.78%	9.41%

Regulatory Capital

	December 31, 2012 (Dollars in thousands)	
	Company	Bank
Tangible capital	$ 104,984	$102,375
Less: Tangible capital requirement	14,508	14,463
Excess	90,476	87,912
Core capital	$104,984	$102,375
Less: Core capital requirement	38,689	38,569
Excess	66,295	63,806
Total risk-based capital	$ 112,204	$109,602
Less: Risk-based capital requirement	45,966	45,981
Excess	$ 66,238	$ 63,621

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

This discussion relates to the financial condition and results of operations of the Company, which consist of the consolidation of Heritage Bank ("the Bank") and HopFed Bancorp, Inc. ("the Corporation") Fall and Fall Insurance ("Fall and Fall"), HopFed Capital Trust 1 and Fort Webb, LLC. The Corporation became the holding company for the Bank in February 1998. The principal business of the Bank consists of accepting deposits from the general public and investing these funds primarily in loans and in investment securities and mortgage-backed securities. The Bank's loan portfolio consists primarily of loans secured by residential real estate located in its market area.

In 2012, the Company continued to suffer the negative effects of the most recent recession and the painfully slow recovery that has followed. In addition to a slow economy, the Corporation and its Bank subsidiary began the year under a Memorandum of Understanding ("MOU") issued by its former regulator, the Office of Thrift Supervision. In response to the MOU, an increasing amount federal regulations and a weak economy, management increased its staffing the areas of compliance, risk management, credit analysis and information technology. With opportunities for loan growth limited by both the MOU and economy, the Company established the following goals for 2012:

- Continue to fully comply with the MOU for both the Corporation and the Bank with a goal of their termination in 2012.
- Repurchase all Preferred Stock and the associated Warrant issued to the United States Treasury ("Treasury") in December of 2008 as part of the Treasury's Capital Purchase Program.
- Reduce the Company's classified loan to capital ratio.
- Reduce the Company's cost of interest bearing liabilities.

In October of 2012, the Office of the Comptroller of the Currency ("OCC") completed its first examination of the Company's Bank subsidiary and terminated the outstanding MOU related to the Bank. In November 2012, the Federal Reserve Bank of St. Louis ("FED") likewise terminated the Corporation's MOU. These actions allowed the Company to repurchase all Preferred Stock issued to the United States Treasury ("Treasury") in December of 2008 under the Treasury's Capital Purchase Program. The repurchase of Preferred Stock was completed on December 19, 2012. The Company repurchased the outstanding Warrant from the Treasury on January 16, 2013.

In the first six months of 2012, the Company experienced a significant increase in its level of classified loans, those loans risk graded as either substandard or doubtful. The Company's level of classified loans increased from $49.3 million at December 31, 2011, to $82.2 million at March 31, 2012, and $90.4 million at June 30, 2012. The increase in classified loans resulted from a combination of factors, including updated financial analysis that indicated that some customer's ability to service their debt was weakening, a lack of current financial information on specific customers and slower than anticipated sales of both new homes and developed subdivision lots.

In response to this negative trend, management is undertaking aggressive actions in dealing with the increase in classified loans. These actions included additional customer contact with problem credits, the review of interim financial statements to more closely monitor developing trends in customer's finances and the establishment of a special assets department. The special assets department ("special assets") assume the responsibility for a smaller number of loan relationships that were adversely classified, had negative cash flow trends developing, appeared headed to foreclosure and management of the Company's property taking into foreclosure. The purpose of special assets is to determine if a customer relationship can be saved by improved financial reporting and performance. If the Company determines that the customer's finances are not likely to improve in the future, the special assets officer develops a strategy for the Company to exit the relationship.

For the three months periods ended September 30, 2012, and December 31, 2012, the Company experienced a decline in classified loans to $75.8 million and $66.6 million, respectively. The decline in classified loans has been accomplished by the improved financial performance of specific customers, an increased monitoring of customer financial statements, the sale of certain classified loans, the restructuring of development loans into amortizing loans, and the liquidation of other problem loans. It is the intent of the Company to continue to place a heavy emphasis on this strategy, which may result in the reduction of total loans outstanding.

At December 31, 2012, the Company's level of classified loans to risk based capital is 59.4%. The Company seeks to reduce the level of classified loans to approximately 40% of risk based capital. To make further reductions in the level of classified assets, management will focus on loans secured by land and commercial real estate. At December 31, 2012, approximately $23.8 million, or 52.0% of the Company's land portfolio (non-agricultural related) is classified as substandard. At December 31, 2012, the Company has no land loans under development. The inventory of land loans includes 418 lots available for sale with an aggregate loan balance of $15.0 million. The average lot has a loan balance of approximately $36,000. Also at December 31, 2012, the Company has $23.8 million in land loans on property that is designated for future development in which no meaningful infrastructure has been started until market conditions improve. These loans represent approximately 1,585 acres of land with an average price per acre of approximately $15,000. The reduction of land loans classified as substandard is a high priority of management. Without the sales history to support full repayment in a timely manner, management's expectations of these customers are to begin to making scheduled principal and interest payments. The Company's level of classified loans remains elevated and reducing classified loans is a priority in 2013.

For the year ended December 31, 2012, the Company recorded net income available for common shareholders of $2.8 million, a return on average assets of 0.28% and a return on average equity of 2.49%. Company results for the year ended December 31, 2012, were negatively affected by the continued presence of $18.4 million of Preferred Stock and the issuance of a Common Stock Warrant to the United States Treasury on December 12, 2008, as part of the Treasury Capital Purchase Program. For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, the Company's net income available to common shareholders was reduced by 1,229,000, $1,031,001 and $1,031,000, respectively, as a result of our issuance of preferred stock to the United States Treasury. In December 2012, the Company repurchased all shares of Preferred Stock from the Treasury, eliminating the negative effects to future shareholder income. On January 16, 2013, the Company repurchased the Warrant from the Treasury for $256,257.

For the year ended December 31, 2011, the Company recorded net income available for common shareholders of $1,889,000, a return on average assets of 0.18% and a return on average equity of 1.64%. The Company's results of operations for the year ended December 31, 2011, was negatively affected by the continued presence of $18.4 million of preferred stock and the issuance of common stock warrants to the United States Treasury on December 12, 2008, as part of the Treasury Capital Purchase Program. For the years ended December 31, 2011, December 31, 2010, and December 31, 2009, the Company's net income available to common shareholders was reduced by $1,031,000 as a result of its issuance of preferred stock to the United States Treasury. For the year ended December 31, 2011, net income was also negatively influenced by $5.9 million in provision for loan loss expense and $2.0 million in losses and expenses related to other real estate owned.

For the year ended December 31, 2010, the Company recorded net income available for common shareholders of $5,485,000, a return on average assets of 0.51% and a return on average equity of 5.38%. In June and July of 2010, the Company issued 3,583,334 shares of common stock, receiving net proceeds of $30.4 million. The additional capital improved the Company's capital position but resulted in a lower return on average equity.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest income earned on its loans, investment securities and mortgage-backed securities portfolios and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the level of non-interest expenses such as compensation, employee benefits, data processing expenses, local deposit and federal income taxes also affect the Company's net income.

The operations of the Company and the entire financial services are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Aggregate Contractual Obligations

December 31, 2012 (In thousands)	Maturity by Period				
	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 year to 5 years	Greater than 5 years	Total
Deposits	$542,955	120,994	95,882	34	759,865
FHLB borrowings	---	---	31,000	12,741	43,741
Repurchase agreements	27,508	10,000	6,000	---	43,508
Subordinated debentures	---	---	---	10,310	10,310
Lease commitments	200	377	308	---	885
Purchase obligations	2,049	1,832	374	---	4,255
Total	$572,712	133,203	133,564	23,085	862,564

Deposits represent non-interest bearing, money market, savings, NOW, certificates of deposit and all other deposits held by the Company. Amounts that have an indeterminate maturity period are included in the less than one-year category.

FHLB borrowings represent the amounts that are due to FHLB of Cincinnati. All amounts have fixed maturity dates. The Company has three callable FHLB advances, totaling $27.0 million. All of the Company's callable advances may be called quarterly. With a weighted average cost of 4.37%, management's analysis indicates that overnight rates would have to increase to approximately 4.00% before the advances would be subject to being called. The Company's callable advances have a final maturity in 2017.

Subordinated debentures represent the amount borrowed in a private pool trust preferred issuance group on September 25, 2003. The debentures are priced at the three-month LIBOR plus 3.10%. At December 31, 2012, the three-month Libor rate was 0.30%. The debentures re-price and pay interest quarterly and have a thirty-year final maturity. The debentures may be called at the issuer's discretion on a quarterly basis after five years. The interest rate of the debentures reset on the 8th day of January, April, August and November of each year.

Lease commitments represent the total minimum lease payments under non-cancelable operating leases.

The most significant operating contract is for the Company's data processing services, which re-prices monthly based on the number of accounts and other operational factors. Estimates have been made to include reasonable growth projections. In December 2010, the Company renewed the operating contract with the current data processing provider for a period not to exceed five years. The Company anticipates only a minor increase in fixed and variable cost rates with this contract.

Off Balance Sheet Arrangements

December 31, 2012 (In thousands)	Maturity by Period				
	Less than 1 year	Greater than 1 year to 3 years	Greater than 3 years to 5 years	Greater than 5 years	Total
Commercial lines of credit	$ 494	30,621	10	472	31,597
Commitments to extend credit	189	22,776	2,196	2,133	27,294
Standby letters of credit	700	499	12	---	1,211
Home equity lines of credit	338	399	1,394	27,057	29,188
Total	$ 1,721	54,295	3,612	29,662	89,290

Standby letters of credit represent commitments by the Company to repay a third party beneficiary when a customer fails to repay a loan or debt instrument. The terms and risk of loss involved in issuing standby letters of credit are similar to those involved in issuing loan commitments and extending credit. In addition to credit risk, the Company also has liquidity risk associated with stand-by letters of credit because funding for these obligations could be required immediately. Unused lines of credit represent commercial and residential equity lines of credit with maturities ranging from one to fifteen years.

Accounting for Derivative Instruments and Hedging Activities

In October 2008, the Bank entered into a receive fixed pay variable swap transaction in the amount of $10 million with Compass Bank of Birmingham in which Heritage Bank will pay Compass a fixed rate of 7.27% quarterly for seven years while Compass will pay Heritage Bank a rate equal to the three month London Interbank Offering Rate ("LIBOR") plus 3.10%, the rate banks in London charge one another for overnight borrowings. The Bank has signed an inter-company transfer with the Company that allows the Company to convert its variable rate subordinated debenture issuance to a fixed rate. The critical terms of the interest rate swap match the term of the corresponding variable rate subordinated debt issuance. The Company considers the interest rate swap a cash flow hedge and conducts a quarterly analysis to ensure that the hedge is effective. At December 31, 2012, the Company's review indicates that the cash flow hedge is effective. At December 31, 2012, the approximate market loss on the cash flow hedge is $1,126,000.

Quantitative and Qualitative Disclosure about Market Risk

Quantitative Aspects of Market Risk. The principal market risk affecting the Company is risk associated with interest rate volatility (interest rate risk). The Company does not maintain a trading account for investment securities. The Company is not subject to foreign currency exchange rate risk or commodity price risk. Substantially all of the Company's interest rate risk is derived from the Bank's lending, deposit taking, and investment activities. This risk could result in reduced net income, loss in fair values of assets and/or increases in fair values of liabilities due to changes in interest rates.

Qualitative Aspects of Market Risk. The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between assets and liabilities maturities and interest rates. The principal element in achieving this objective is to increase the interest-rate sensitivity of the Company's interest-earning assets by retaining for its portfolio loans with interest rates subject to periodic adjustment to market conditions. The Company relies on retail deposits as its primary source of funds. However, management is utilizing brokered deposits, wholesale repurchase agreements and FHLB borrowings as sources of liquidity. As part of its interest rate risk management strategy, the Bank promotes demand accounts, overnight repurchase agreements and certificates of deposit with primarily terms of up to five years.

Asset / Liability Management

Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Company has employed various strategies intended to minimize the adverse affect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Company's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination of adjustable-rate mortgage loans secured by one-to-four family residential real estate, and, to a lesser extent, multi-family real estate loans and the origination of other loans with interest rates that are more sensitive to adjustment based upon market conditions than long-term, fixed-rate residential mortgage loans. At December 31, 2012, approximately $170.5 million of the $203.8 million of one-to-four family residential loans originated by the Company (comprising 83.7% of such loans) had adjustable rates or will mature within one year.

The U.S. government agency securities generally are purchased for a term of fifteen years or less. Securities may or may not have call options. A security with call options improves the yield on the security but also has little or no positive price convexity. Non-callable securities or securities with one time calls offer a lower yield but more positive price convexity and an improved predictability of cash flow. Generally, securities with the greater call options (continuous and quarterly) are purchased only during times of extremely low interest rates. The reasons for purchasing these securities generally focus on the fact that a non callable or one time call is of little value if rates are exceptionally low.

In 2011, Standard and Poor, Inc. issued a rating downgrade on all debt issued or guaranteed by the U.S. government. This downgrade has had little impact on the liquidity and yields associated with any form of U.S. guaranteed debt. The Company remains heavily invested in U.S. agency debt and the Company has not experienced any negative effects due to the rating change. The Company has no exposure of the rating downgrades.

At December 31, 2012, the Company's agency security portfolio consisted of $3.0 million in unsecured debt issued by Federal National Mortgage Corporation (FNMA), $2.3 million issued by Federal Home Loan Mortgage Corporation (FHLMC), $5.1 million issued by the Federal Home Loan Bank (FHLB) and $2.0 issued by the Federal Farm Credit Bank (FFCB). All U.S. Agency debt securities have a credit rating of AA+ and continue to maintain the implicit backing of the United States of America.

At December 31, 2012, no agency securities were due within five years, approximately $5.1 million were due in five to ten years and approximately $7.3 million were due after ten years. At December 31, 2012, $9.3 million of these securities had a call provision, which authorizes the issuing agency to prepay the securities at face value in 2013. If, prior to their maturity dates, market interest rates decline below the rates paid on the securities, the issuing agency may elect to exercise its right to prepay the securities. At December 31, 2012, the non-amortizing agency portfolio has an estimated weighted average maturity is 10.4 years, a weighted average life of 2.6 years and an effective duration of 2.3 years. By March 5, 2013, all agencies securities with call features had been called by their respective agencies.

The Company owns significant positions in agency securities issued by the Small Business Administration. These securities are classified as SBAPs, SBICs and SBA Pools. The SBAP notes have a twenty year maturity, pay interest monthly and principal semi-annually. The SBIC notes have a ten year final maturity and pay principal and interest quarterly. SBA pools are floating rate securities tied to prime that have twenty five and thirty year maturities and pay interest monthly. The interest rate on SBA pools reset either on a quarterly or monthly basis, providing the Company with lower price volatility as compared to fixed rate securities. In 2011, the Company shifted a significant portion of its new investment purchases into SBA Pools due to the lower yields available on fixed rate investment products. The purchase of variable rate securities with low price volatility provides the Company with a source of lower risk liquidity should loan demand improve or interest rates increase. The risk in purchasing SBA Pools is that they are typically purchased at significant premiums and provide lower yields as compared to many long term fixed rate investment products. To help alleviate this risk, the Company typically purchases newly issued securities and amortizes the premiums at faster long term historic speeds.

All SBA securities, SBAP, SBIC's and SBA Pools are backed by the full faith and credit of the United States Government and classified by the Company's regulators as zero risk based assets. SBIC notes are ten year notes that typically behave similar to a ten year mortgage backed security, with slow prepayments in their first two or three years and then experiencing an acceleration of payments. SBAP notes typically experience slower prepayment speeds as compared to 20 year GNMA mortgage backed securities as SBAP notes typically have prepayment penalties that make it cost prohibitive for many borrowers to prepay during the first five years of the loan. Current SBA pools are experiencing abnormally slow prepayment speeds as the loans tied to the prime rate provide relatively inexpensive financing for businesses requiring an SBA guarantee to meet their credit needs. In 2012, SBIC pools more than four years old experienced significant increases in prepayment speeds. This increase worked to lower the Company's investment yield as higher cash flows required a greater amount of premium amortization and the new investment opportunities on the cash flow received were at a lower return.

At December 31, 2012, the Company's agency bond portfolio includes approximately $50.5 million in SBAP securities, $31.1 million in SBIC securities and $56.3 million in SBA Pools. At December 31, 2012, the weighted average maturity of the Company's SBAP and SBIC portfolio is 11.1 years, its weighted average life is 3.9 years and its effective duration is 2.6 years. At December 31, 2012, the estimated average maturity of the Company's SBA Pool portfolio is 21.3 years, has a weighted average life of 6.2 years and an effective duration is 3.2 years.

The Company maintains a significant municipal bond portfolio. The majority of the municipal portfolio was purchased during 2008 and 2009 as municipal bond yields increased to levels not seen in the last ten years despite record low Treasury rates. The municipal bond portfolio largely consists of local school district and county courthouse bonds with guarantees from both the local counties and the State of Kentucky and general obligations bonds issued by municipalities in Tennessee and Kentucky. The Company's municipal portfolio consists of the following (Dollars in Thousands):

• Kentucky School Bonds	$39,183
• Kentucky Courthouse and Judicial Bonds	10,176
• Kentucky General Obligation Bonds	19,626
• Tennessee General Obligation Bonds	8,849
• General Obligation Bonds – Out of market	3,717
• Kentucky and Tennessee Revenue Bonds	6,232
Total	$87,783

At December 31, 2012, the Company has $74.1 million in tax free municipal bonds and $13.7 million in taxable municipal bonds. Municipal bonds were purchased to provide long-term income stability and higher tax equivalent yields as compared to other portions of the Company's investment portfolio. The Company's investment policy limits municipal concentrations to 125% of the Bank's Tier 1 Capital, currently $102.3 million. The investment policy places a concentration limit on the amounts of municipal bonds per issuer in Tennessee and Kentucky to 15% of the Bank's Tier 1 Capital and out of market issuers to 10% of Tier 1 Capital. At December 31, 2012, the largest municipal bond concentration for one issuer was $4.8 million. The investment policy limits concentrations in the amounts a single state guarantee program can provide to a bond at 75% of Tier 1 Capital. The Company is currently within policy guidelines on all concentration limits.

At December 31, 2012, $346,000 in municipal bonds were due in less than one year, $11.7 million were due within one to five years, $27.2 million were due in five to ten years, $24.4 million were due in ten to fifteen years and approximately $24.2 million were due after fifteen years. At December 31, 2012, approximately $65.1 million of the Company's municipal bond portfolio is callable with call dates ranging from June 2013 to October 2020. The call dates are staggered to eliminate the excessive cash flows within any one-year period. At December 31, 2012, approximately $2.1 million of municipal bonds had a call date of less than one year; approximately $7.8 million had a call date from one to five years and approximately $55.3 million in more than five years but less than ten years. At December 31, 2012, the weighted average maturity of the municipal bond portfolio is 10.8 years, its average life is 5.5 years and its modified duration is 3.5 years.

Mortgage-backed securities entitle the Company to receive a pro-rata portion of the cash flow from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, mortgage-backed securities present lower credit risk by virtue of the guarantees that back them, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Further, mortgage-backed securities provide a monthly stream of both interest and principal, thereby providing the Company with a cash flow to reinvest at current market rates and limit the Company's interest rate risk. Mortgage backed securities may be collateralized by either single family or multi-family properties. At December 31, 2012, the Company holds approximately $28.4 million of mortgage backed securities collateralized by multi-family properties insured by FNMA and approximately $64.0 million of mortgage backed securities secured by single family homes.

In 2012, single family mortgage backed securities has incurred higher than normal levels of prepayments due to the large amount of refinancing activity generated by historically low long term interest rates. All multi-family mortgage backed securities contain substantial prepayment penalties for a significant portion of their life. Unlike single family mortgage backed securities, multi-family mortgage backed securities have a five, seven or ten year balloon payment. At December 31, 2012, the Company held approximately $87.9 million in fixed rate mortgage backed securities and approximately $4.5 million in adjustable rate mortgage backed securities. The weighted average maturity of the mortgage backed security portfolio is 4.4 years, the average life of the portfolio is approximately 2.9 years and a modified duration is approximately 2.1 years.

At December 31, 2012, the Company held approximately $16.4 million in Collateral Mortgage Obligations (CMO) issued by various agencies of the United States government and $5.5 million in floating rate SLMA CMOs secured by federally guaranteed student loans. A CMO is a mortgage-backed security that has a structured payment stream based on various factors and does not necessarily remit monthly principal and interest on a pro-rata basis. At December 31, 2012, the Company's CMO portfolio had an weighted average maturity of 22.6 years, an average life of approximately 2.3 years and a modified duration of approximately 2.0 years.

In June of 2008, the Company purchased $2.0 million par value of a private placement subordinated debenture issued by First Financial Services Corporation ("FFKY"), the holding company for First Federal Savings Bank ("First Fed"). The debenture is a thirty year security with a coupon rate of 8.00%. FFKY is a NASDAQ listed commercial bank holding company located in Elizabethtown, Kentucky. In October of 2010, FFKY informed the owners of its subordinated trust, including the Company, that it was deferred dividend payments for up to five years as prescribed by the trust. FFKY and First Fed have significant asset quality issues that have resulted in negative earnings since 2009.

Currently, FFKY is under a Consent Order issued jointly by the Kentucky State Department of Bank and the FDIC. The consent order requires First Fed to increase its Tier 1 Capital to Average Asset Ratio to 8.00% and its Total Risk Based Capital to Risk Weighted Asset Ratio to 12.00%. At December 31, 2012, FFKY had not met the capital goals established by their regulators but is "Well Capitalized" in accordance to FDIC guidelines. At December 31, 2012, First Fed has a Tier 1 Capital to Average Asset Ratio of 6.69% and a Total Risk Based Capital to Weighted Asset Ratio of 12.45%.

The Company continues to monitor all quarterly reports issued by both FFKY and its bank subsidiary to determine if the investment in the subordinated trust is other than temporarily impaired. At December 31, 2012, the Company has determined, based on the suspension of the dividend, that the investment is temporally impaired and has reduced the estimated market value of the security by $511,000 due to the lack of current cash flow from the debenture. The Company has further determined, based on the financial trends and capital position of FFKY and its bank subsidiary, that the Company's investment in the subordinated debenture is not permanently impaired at this time. The Company will continue to monitor all available public information as well as maintain a dialogue with the management team of FFKY to ascertain the future business prospects of FFKY and the Company's investment.

Interest Rate Sensitivity Analysis

The Company's profitability is affected by fluctuations in interest rates. A sudden and substantial increase or decrease in interest rates may adversely impact the Company's earnings to the extent that the interest rates on interest earning assets and interest bearing liabilities do not change at the same speed, to the same extent or on the same basis. As part of its effort to manage interest rate risk, the Bank monitors its net economic value of capital ("EVE") by using our asset liability software to assist in modeling how changes in interest rates affect the values of various assets and liabilities on the Company's balance sheet. By calculating our EVE, the Company is able to construct models that show the effect of different interest rate changes on its total capital. This risk analysis is a key tool that allows banks to prepare against constantly changing interest rates.

Generally, EVE is a cash flow calculation that takes the present value of all asset cash flows and subtracts the present value of all liability cash flows. The application of the methodology attempts to quantify interest rate risk as the change in the EVE, which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market rates. Both a 300 basis point increase in market interest rates and a 100 basis point decrease in market interest rates are considered.

The following table presents the Company's EVE at December 31, 2012, as calculated by the Company's asset liability model for the twelve month period ending December 31, 2013.

Change In Rates	Net Portfolio Value $ Amount	$ Change	% Change
		(Dollars in thousands)	
+300 bp	$ 87,098	$ (31,996)	(27) %
+200 bp	98,973	(20,121)	(17) %
+100 bp	109,604	(9,490)	(8) %
0 bp	119,094	---	---
-100 bp	130,037	10,943	9 %

Interest Rate Risk Measures: 200 Basis Point (bp) Rate Shock

Tangible Common Equity Ratio at December 31, 2012	10.2%
Pre-Shock Tier 1 Capital Ratio at December 31, 2013	11.5%
Exposure Measure: 2% Increase in Rates	7.6%

The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay rates, and should not be relied upon as indicative of actual results. The computations do not contemplate any actions the Company could undertake in response to changes in interest rates. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific period if it will mature or re-price within that period.

Interest Income Analysis

As a part of the Company's asset liability management process, an emphasis is placed on the effect that changes in interest rates have on the net interest income of the Company and the resulting change in the net present value of capital. As a part of its analysis, the Company uses third party software and analytical tools derived from the Company's regulatory reporting models to analyze the re-pricing characteristics of both assets and liabilities and the resulting net present value of the Company's capital given various changes in interest rates. The model also uses mortgage prepayment assumptions obtained from third party vendors to anticipate prepayment speeds on both loans and investments. The Company's model uses incremental changes in interest rates. For example, a 3.0% change in annual rates includes a 75 basis point change in each of the next four quarters.

For the year ended December 31, 2012, the Company's previous efforts to increase duration had a positive effect on its results of operations. At December 31, 2012, the extended duration remains in effect. However, the purchase of SBA pools in late 2011 and 2012 were taken as an effort to limit the effects of the longer duration in the municipal bond portfolio. The monthly and quarterly re-pricing of the SBA Pools provides a first source of liquidity should interest rates increase or loan demand improve. In an effort to improve future net interest margins, management reduced the amounts of both retail and brokered time deposits and prepaid selected FHLB borrowings. These efforts, in the face of negative loan growth, worked to reduce our interest expense and maintain our current net interest margins.

During 2013, it is the intent of management to attempt to grow the loan portfolio with high quality commercial and owner occupied commercial real estate loans. However, growth may be hindered as we continue to focus on reducing our classified loan to capital ratio. In many cases, the only alternative management has in addressing a problem lending relationship is to foreclose, charge off, or attempt to convince the borrower to seek financing at another institution. It may be difficult for management to accomplish both goals in the same years.

In the absence of meaningful loan growth, the Company will look to continue to contract the balance sheet when appropriate by continuing to reduce high cost liabilities. The reduction of these liabilities will be funded by the selective sale of investment securities. The potential reduction in assets represents the reality the investment alternatives do not allow the Company to maintain acceptable interest rate margins. If completed, the proposed acquisition of Sumner discussed earlier will work to improve our loan to deposit ratio and improve our net interest margin.

The amount of change in interest rate sensitivity eventually achieved by management will be largely dependent on its ability to make changes at a reasonable cost. The reduction of interest rate in the one to two year time frame can dramatically reduce the Company's net income due to the severe upward slope of the interest rate yield curve. To the extent possible, management will reduce its balances in FHLB deposits to ensure greater flexibility in the event of a sudden change of interest rates.

The Company's analysis at December 31, 2012, indicates that changes in interest rates are less likely to result in significant changes in the Company's annual net interest income. A summary of the Company's analysis at December 31, 2012, for the twelve month period ending December 31, 2013, is as follows:

	Down 1.00%	No change	Up 1.00%	Up 2.00%	Up 3.00%
			(Dollars in Thousands)		
Net interest income	$27,174	$27,815	$28,262	$28,576	$29,576

Gap Analysis

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

At December 31, 2012, the Company had a negative one year or less interest rate sensitivity gap of 10.83% of total interest-earning assets. Generally, during a period of rising interest rates, a negative gap position would be expected to adversely affect net interest income while a positive gap position would be expected to result in an increase in net interest income. Conversely during a period of falling interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income. This analysis is considered less reliable as compared to the Company's ALM models as changes in various interest rate spreads are not incorporated in Gap Analysis. Furthermore, the presence of non-interest bearing liabilities does not factor in the Company's Gap Analysis but provides an additional source of funds that can offset the negative impact of changing interest rates. Gap Analysis does not give considerations to how much the yield on assets and the cost of liabilities may change in any given period. In the current rate environment, loans yields often re-price more quickly and more substantially as opposed to short term deposits, which are currently priced a much lower levels.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2012, which are expected to mature, are likely to be called or re-priced in each of the time periods shown.

	One Year or Less	Over one Through Five Years	Over Five Through Ten Years	Over Ten Through Fifteen Years	Over Fifteen Years	Total
Interest-earning assets						
Loans:						
1 - 4 family residential	$119,330	57,578	21,123	3,629	2,094	203,754
Multi-family	16,637	15,335	---	---	1,084	33,056
Construction	14,956	116	3,828	---	---	18,900
Non-residential	54,628	49,799	11,737	5,094	1,379	122,637
Land	40,448	5,157	301	---	---	45,906
Farmland	10,276	22,836	4,228	9,116	343	46,799
Consumer	7,449	2,659	3,169	609	---	13,886
Commercial	25,290	20,858	3,007	1,394	---	50,549
Interest bearing deposits	5,613	---	---	---	---	5,613
Non-amortizing securities	11,691	18,773	67,709	---	3,461	101,634
Amortizing securities	60,085	11,882	45,704	17,691	5,054	140,416
Mortgage backed securities	23,070	53,030	13,769	17,098	7,328	114,295
Total	389,473	258,023	174,575	54,631	20,743	897,445
Interest bearing liabilities:						
Deposits	448,872	216,876	34	---	---	665,782
Borrowed funds	37,818	47,000	12,741	---	---	97,559
Total	486,690	263,876	12,775	---	---	763,341
Interest sensitivity gap	($97,217)	($5,853)	161,800	54,631	20,743	134,104
Cumulative interest senitivity gap	($97,217)	($103,070)	58,730	113,361	134,104	134,104
Ratio of interest-earning assets to interest bearing liabilities	80.02%	97.78%	1366.54%	---	---	117.57%
Ratio of cumulative gap to total interest-earning assets	(10.83%)	(11.48%)	6.54%	12.63%	14.94%	14.94%

The preceding table was prepared based upon the assumption that loans will not be repaid before their respective contractual maturities, except for adjustable rate loans, which are classified, based upon their next re-pricing date. Further, it is assumed that fixed maturity deposits are not withdrawn prior to maturity and other deposits are withdrawn or re-priced within one year. Mortgage-backed securities are classified based on their three month prepayment speeds. In 2012, record low mortgage rates have spurred a wave of refinancing that has increased the cash flow on mortgage backed securities. Any future legislation to help homeowners refinance their mortgages is likely to result in faster mortgage prepayments and reinvestment yields. However, management does not have enough information specific to its portfolio to model the changes on prepayment speeds that may result. As a result, the preceding table does not reflect possible changes in cash flows that may result from this change in Fannie Mae and Freddie Mac portfolio servicing practices. The actual interest rate sensitivity of the Company's assets and liabilities could vary significantly from the information set forth in the table due to market and other factors. The retention of adjustable-rate mortgage loans in the Company's investment and loan portfolios helps reduce the Company's exposure to changes in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to borrowers as a result of re-pricing adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrowers.

Average Balance, Interest and Average Yields and Rates

The following table sets forth certain information relating to the Company's average interest-earning assets and average interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods and at the date indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The table also presents information for the periods and at the date indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

	December 2012 Averages	
	Balance	Weighted Average Yield/Cost
	(Dollars in thousands)	
Interest-earning assets:		
Loans receivable, net	$ 534,624	5.26%
Non taxable securities available for sale	72,830	4.51% *
Taxable securities available for sale	287,352	2.73%
Federal Home Loan Bank stock	4,428	4.00%
Total interest-earning assets	899,234	4.39%
Non-interest-earning assets	82,495	
Total assets	$ 981,729	
Interest-bearing liabilities:		
Deposits	$ 673,290	1.29%
FHLB borrowings	43,876	4.08 %
Repurchase agreements	43,326	2.26%
Subordinated debentures	10,310	6.97%
Total interest-bearing liabilities	770,802	1.56%
Non-interest-bearing liabilities	95,548	
Total liabilities	866,350	
Common stock	79	
Common stock warrants	556	
Additional paid-in capital	76,270	
Retained earnings	41,700	
Treasury stock	(14,276)	
Accumulated other comprehensive income	11,050	
Total liabilities and equity	$ 981,729	
Interest rate spread		2.83%
Net interest margin		3.05%
Ratio of interest-earning assets to interest-bearing liabilities		116.66%

* Tax equivalent yield at the Company's 34% tax bracket and the Company's year to date cost of funds rate of 1.70%.

	Years Ended December 31,								
	2012			2011			2010		
	(Dollars in Thousands)								
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield / Cost	Average Balance	Interest	Average Yield / Cost
Interest-earning assets:									
Loans receivable, net (a)	$ 542,292	29,837	5.50%	$ 575,133	33,527	5.83%	$ 629,633	38,089	6.05%
Taxable securities AFS	313,347	8,722	2.78%	308,022	10,465	3.40%	289,556	11,923	4.12%
Non-taxable securities AFS	68,428	2,982	4.36%	66,104	3,328	5.03%	63,179	3,587	5.68%
Time deposits and other interest-bearing cash deposits	9,850	24	0.24%	9,075	19	0.21%	---	---	---
Total interest-earning assets	$ 933,917	41,565	4.45%	$ 958,334	47,339	4.94%	$ 982,368	53,599	5.46%
Non-interest-earning assets	85,560			108,997			101,119		
Total assets	1,019,477			1,067,331			1,083,487		
Interest-bearing liabilities:									
Deposits	$ 706,394	10,571	1.50%	$ 753,223	14,207	1.89%	$ 762,418	17,384	2.28%
Borrowings	108,215	4,306	3.98%	121,556	4,208	3.46%	145,582	4,862	3.34%
Total interest-bearing liabilities	814,609	14,877	1.83%	874,779	18,415	2.11%	908,000	22,246	2.45%
Non-interest-bearing liabilities	90,863			77,523			73,552		
Total liabilities	905,472			952,302			981,552		
Common stock	79			79			59		
Common stock warrants	556			556			556		
Additional paid-in capital	76,072			75,444			61,949		
Retained earnings	38,710			40,298			39,119		
Treasury stock	(6,609)			(5,076)			(5,786)		
Accumulated other comprehensive income	5,197			3,728			6,038		
Total liabilities and equity	1,019,477			1,067,331			1,083,487		
Net interest income		26,688			28,924			31,353	
Interest rate spread			2.62%			2.83%			3.01%
Net interest margin			2.86%			3.02%			3.19%
Ratio of average interest-earning assets to average interest-bearing liabilities			114.65%			109.55%			108.19%

(a) Average loans include non-performing loans.

(b) Interest income and yields are presented on a fully tax equivalent basis

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume from year to year multiplied by the average rate for the prior year) and (ii) changes in rate (changes in the average rate from year to year multiplied by the prior year's volume). All amounts are quoted on a tax equivalent basis using a cost of funds rate of 2.25% for 2011 and a 1.80% rate for 2012.

	Year Ended December 31,					
	2012 vs. 2011			2011 vs. 2010		
	Increase (Decrease) due to			Increase (Decrease) due to		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ (1,995)	(1,695)	(3,690)	$ (1,385)	(3,177)	(4,562)
Securities available for sale, taxable	(1,891)	148	(1,743)	(2,086)	628	(1,458)
Securities available for sale, non-taxable	(447)	101	(346)	(406)	147	(259)
Other interest-earning assets	3	2	5	19	---	19
Total interest-earning assets	(4,330)	(1,444)	(5,774)	(3,858)	(2,402)	(6,260)
Interest-bearing liabilities:						
Deposits	(2,559)	(1,077)	(3,636)	(2,763)	(414)	(3,177)
Borrowings	731	(633)	98	174	(828)	(654)
Total interest-bearing liabilities	(1,828)	(1,710)	(3,538)	(2,589)	(1,242)	(3,831)
Increase (decrease) in net interest income	$ (2,502)	266	(2,236)	$ (1,269)	(1,160)	(2,429)

Critical Accounting Policies and Estimates

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on appropriate measures of the financial effects of transactions and events that have already occurred. Based on its consideration of accounting policies that involved the most complex and subjective decisions and assessments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. The Company's allowance for loan loss methodology incorporates a variety of risk considerations, both quantitative and qualitative; in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors included the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrower's sensitivity to economic conditions throughout the southeast and particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology.

As the Company adds new products and increases the complexity of the loan portfolio, its methodology accordingly may change. In addition, it may report materially different amounts for the provision for loan losses in the statement of operations if management's assessment of the above factors changes in future periods. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the accompanying notes presented elsewhere herein. Although management believes the levels of the allowance for loan losses as of both December 31, 2012 and 2011 were adequate to absorb inherent losses in the loan portfolio, a decline in local economic conditions, or other factors, could result in increasing losses that cannot be reasonably predicted at this time. The Company also considers its policy on non-accrual loans as a critical accounting policy. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 91 days or more.

Comparison of Financial Condition at December 31, 2012 and December 31, 2011

For the twelve month period ended December 31, 2012, the Company's total assets decreased by $73.1 million, from $1.04 billion to $967.7 billion. The decline in assets was the result of management's decision to reduce FHLB borrowings and brokered deposit balances given the current lack of economically viable uses for these funds. The available for sale portfolio declined $27.5 million, from $383.8 million at December 31, 2011, to $356.3 million at December 31, 2012. At December 31, 2012, the Company's investment in Federal Home Loan Bank stock was carried at an amortized cost of $4.4 million. See Note 2 of Notes to Consolidated Financial Statements.

The Company's net loan portfolio declined by $31.4 million during the year ended December 31, 2012. Net loans totaled $556.4 million and $525.0 million at December 31, 2011, and December 31, 2012, respectively. The decline in the loan activity during the year ended December 31, 2012, was primarily the result of weak loan demand and limitations placed on the Company by its former regulator, Office of Thrift Supervision (OTS), on certain types of lending deemed most profitable to the Company as well as the implementation of more conservative loan underwriting standards. In October 2012, the Company's current regulators, the Office of the Comptroller of the Currency ("OCC") and the Federal Reserve Bank of St. Louis ("FED") removed all regulatory orders previously issued to the Company and its Thrift subsidiary. In 2012, economic activity remained subdued in the majority of the Company's markets.

The allowance for loan losses totaled $10.6 million at December 31, 2012, a decline of approximately $614,000 from the allowance for loan losses of $11.3 million at December 31, 2011. The ratio of the allowance for loan losses to total loans was 1.99% and 1.98% at December 31, 2012, and December 31, 2011, respectively. Also, at December 31, 2012, the Company's non-accrual loans were approximately $7.7 million or 1.43% of total loans, compared to $6.1 million, or 1.08% of total loans, at December 31, 2011. The Company's ratio of allowance for loan losses to non-accrual loans at December 31, 2012 and 2011 was 138.99% and 183.62%, respectively.

In December of 2012, the Company repurchased at par $18.4 million in Preferred Stock originally issued to the United States Treasury in 2008 under the Capital Purchase Program.

Comparison of Operating Results for the Years Ended December 31, 2012 and 2011

Net Income. The Company's net income available for common shareholders for the year ended December 31, 2012, was $2.8 million compared to $1.9 million for the year ended December 31, 2011. In 2012, the slight improvement in net income available for common shareholders was largely the result of a $3.6 million reduction in the Company's provision for loan loss and $1.4 million reduction in losses on the sale of other assets owned. The improvement in the Company's net income was adversely affected by lower balances and yields on our loan and investment portfolios.

Net Interest Income. Net interest income for the year ended December 31, 2012, was $26.0 million, compared to $27.8 million for the year ended December 31, 2011. The decrease in net interest income for the year ended December 31, 2012, was the result of Company's declining average balance of loans outstanding and the re-pricing of all assets as interest rates remain at historically low levels. The Company's level of average interest bearing assets declined $24.4 million during 2012 and the average balance of loans receivable declined by $32.8 million.

For the year ended December 31, 2012, the Company's tax equivalent average yield on total interest-earning assets was 4.45% compared to 4.94% for the year ended December 31, 2011, and its average cost of interest-bearing liabilities was 1.83%, compared to 2.11% for the year ended December 31, 2011. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2012, was 2.62%, compared to 2.83% for the year ended December 31, 2011, and its tax equivalent net interest margin was 2.86% for the year ended December 31, 2012, compared to 3.02% for the year ended December 31, 2011. For the year ended December 31, 2012, FHLB prepayment penalties of $480,000 paid in September 2012 increased the Company's overall cost of funds and reduced the Company's net interest spread and net margin by 0.06%.

Interest Income. Interest income declined $5.4 million from $46.2 million to $40.8 million, or 11.7% during the year ended December 31, 2012, compared to 2011. The decline in interest income was attributable to a decline in yields on assets as well as a sharp decline in the average balance of loans outstanding. The average balance on taxable securities available for sale increased $5.3 million, from $308.0 million for the year ended December 31, 2011, to $313.3 million for the year ended December 31, 2012. The average balance of non-taxable securities available for sale increased approximately $2.3 million, from $66.1 million for the year ended December 31, 2011, to $68.4 million for the year ended December 31, 2012.

Interest Expense. Interest expense declined to $14.9 million for the year ended December 31, 2012, compared to $18.4 million for 2011. The decline in interest expense was attributable to a decline in the average cost interest bearing deposits and decline in interest-bearings liabilities. The average cost of average interest-bearing deposits declined to 1.50% for the year ended December 31, 2012, from 1.89% for the year ended December 31, 2011. Over the same period, the average balance of interest bearing deposits declined from $753.2 million for the year ended December 31, 2011, to $706.4 million for the year ended December 31, 2012. The average balance of FHLB borrowings declined from $71.4 million for the year ended December 31, 2011, to $57.0 million for the year ended December 31, 2012. The average cost of FHLB borrowings increased from 3.58% for the year ended December 31, 2011, to 4.09% for the year ended December 31, 2012, due to the prepayment of FHLB advances. Management's decision to prepay selected FHLB advances and incur $480,000 in penalties increased the Company's cost of borrowings by 0.45% in 2012. The Company chose not to prepay longer dated FHLB advances due to the excessively high payments cost. The Company does not have additional FHLB advances maturing until March of 2016.

Provision for Loan Losses. The Company determined that an additional $2.3 million and $5.9 million in provision for loan losses was required for the years ended December 31, 2012, and December 31, 2011, respectively. The decline in the Company's provision for loan loss expense is largely the result of the improving asset quality of the Company. For the year ended December 31, 2012, the Company incurred net charge offs of $2.9 million as compared to $4.5 million for the year ended December 31, 2011 and $5.0 million in the year ended December 31, 2010. Furthermore, the Company's analysis of customer financial information indicates that many customers have noted improved levels of cash flow and business activity, a positive factor in considering loans for future removal from our list of classified assets.

Non-Interest Income. Non-interest income declined by $554,000 for the year ended December 31, 2012, to $9.6 million, compared to $10.2 million for the year ended December 31, 2011. The decline in non-interest income is largely the result of a $1.2 million decrease on gains taken on the sale of investments. For the year ended December 31, 2012, financial services income increased by approximately $177,000 and mortgage origination income increased by $236,000 due to increased refinancing activity. Service charge income was relatively flat as the Company offset the negative effects of new regulations with the opening of more than 4,000 checking accounts in 2012. The increase of income related to bank owned life insurance was the result of the payment of a death benefit.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2012, was $28.4 million, compared to $28.7 million in 2011. The slight decline in non-interest expenses was largely the result of a $1.4 million reduction in the losses on Other Real Estate Owned. For the year ended December 31, 2012, the Company's professional services expense increased by $233,000 and occupancy expense increased by $262,000 as compared to the year ended December 31, 2011. For the year ended December 31, 2012, other operating expenses were $1.7 million as compared to $894,000 for the year ended December 31, 2011 due to an increase in regulatory cost.

Income Taxes. The effective tax rates for the years ended December 31, 2012, and December 31, 2011, was 16.7% and 14.2%, respectively. The Company's effective tax rate remains well below historical levels due to a higher percentage of pre-tax income that is not subject to federal income tax. The Company's sizable holdings in municipal bonds and certain tax credits earned have lowered our effective tax rate.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

Net Income. The Company's net income available for common shareholders for the year ended December 31, 2011, was $1.9 million compared to $5.5 million for the year ended December 31, 2010. In 2011, net income available for common shareholders was adversely affected by a $2.0 million loss and related expenses on other real estate owned. In addition, the average balance and yields on interest bearing assets fell sharply.

Net Interest Income. Net interest income for the year ended December 31, 2011, was $27.8 million, compared to $30.2 million for the year ended December 31, 2010. The decrease in net interest income for the year ended December 31, 2011, was the result of Company's declining average balance of loans outstanding and the re-pricing of all assets to lower levels as interest rates remain at historically low levels. The Company's level of average interest bearing assets declined $24.0 million during 2011 and the average balance of loans receivable declined by $54.5 million. An increase in the average balance of investments insufficient to make up the difference in interest income as investment yields continue to decline.

For the year ended December 31, 2011, the Company's tax equivalent average yield on total interest-earning assets was 4.94% compared to 5.46% for the year ended December 31, 2010, and its average cost of interest-bearing liabilities was 2.11%, compared to 2.45% for the year ended December 31, 2010. As a result, the Company's tax equivalent interest rate spread for the year ended December 31, 2011, was 2.83%, compared to 3.01% for the year ended December 31, 2010, and its tax equivalent net interest margin was 3.02% for the year ended December 31, 2011, compared to 3.19% for the year ended December 31, 2010.

Interest Income. Interest income declined $6.2 million from $52.4 million to $46.2 million, or 11.8% during the year ended December 31, 2011, compared to 2010. The decline in interest income was attributable to a decline in yields on assets as well as a sharp decline in the average balance of loans outstanding. The average balance on taxable securities available for sale increased $18.4 million, from $289.6 million for the year ended December 31, 2010, to $308.0 million for the year ended December 31, 2011. The average balance of non-taxable securities available for sale increased approximately $2.9 million, from $63.2 million for the year ended December 31, 2010, to $66.1 million for the year ended December 31, 2010.

Interest Expense. Interest expense declined to $18.4 million for the year ended December 31, 2011, compared to $22.2 million for 2010. The decline in interest expense was attributable to a decline in the average cost interest bearing deposits. The average cost of average interest-bearing deposits declined to 1.89% for the year ended December 31, 2011, from 2.28% for the year ended December 31, 2010. Over the same period, the average balance of interest bearing deposits declined from $762.4 million for the year ended December 31, 2010, to $753.2 million for the year ended December 31, 2011. The average balance of FHLB borrowings declined from $92.8 million for the year ended December 31, 2010, to $71.4 million for the year ended December 31, 2011. The average cost of FHLB borrowings increased from 3.55% for the year ended December 31, 2010, to 3.58% for the year ended December 31, 2011, due to the maturity of lower costing advances. The Company's recent practice is to allow FHLB advances to mature and not renew.

Provision for Loan Losses. The Company determined that an additional $5.9 million and $6.0 million in provision for loan losses was required for the years ended December 31, 2011, and December 31, 2010, respectively. The higher than normal levels of provision expense in 2011 and 2010 was the result of both local and national economic conditions, including an increase in the unemployment rate in the communities served by the Company, higher levels of non-performing assets and lower appraised values for problem loans secured by real estate.

Non-Interest Income. Non-interest income declined by $900,000 for the year ended December 31, 2011, to $10.2 million, compared to $11.1 million for the year ended December 31, 2010. The decline in non-interest income is largely the result of a $600,000 decrease on gains taken on the sale of investments. For the year ended December 31, 2011, financial services income declined by approximately $80,000 and service charge income on deposit accounts declined by approximately $110,000. Non-interest income for the year ended December 31, 2011, included a $155,000 other than temporary impairment charge on two Private Label CMOs.

Non-Interest Expense. Total non-interest expense for the year ended December 31, 2011, was $28.7 million, compared to $26.2 million in 2010. The increase in non-interest expenses was largely the result of the Company's $1.7 million in losses on the sale of other real estate owned as compared to a $321,000 gain on the sale of other real estate loans in 2010. The Company incurred an additional $145,000 in losses on the disposal of equipment. For the year ended December 31, 2011, the Company's salaries and benefits expense increased by approximately $500,000 as compared to the year ended December 31, 2010, due to higher staffing levels. Excluding the losses and expenses incurred on other real estate owned and equipment disposal, total non-interest expenses increased by $346,000 in 2011 as compared to 2010, an increase of 2.17%.

Income Taxes. The effective tax rates for the years ended December 31, 2011, and December 31, 2010, was 14.2% and 28.6%, respectively. The Company's effective tax rate declined sharply due to lower levels of pre-tax income. In 2011, non-taxable income declined by approximately 8% as compared to 2010 while net income before taxes declined by approximately 62% during the same period.

Liquidity and Capital Resources

The Company's primary business is that of the Bank. Management believes dividends that may be paid from the Bank to the Company will provide sufficient funds for the Company's current and anticipated needs; however, no assurance can be given that the Company will not have a need for additional funds in the future. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

Capital Resources. At December 31, 2012, the Bank exceeded all regulatory minimum capital requirements. For a detailed discussion of the OCC regulatory capital requirements, and for a tabular presentation of the Bank's compliance with such requirements, see Note 16 of Notes to Consolidated Financial Statements.

Liquidity. Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, the Bank believes that it could borrow funds from the FHLB. At December 31, 2012, the Bank had outstanding advances of $43.7 million from the FHLB and $15.5 million of letters of credit issued by the FHLB to secure municipal deposits. The Bank can immediately borrow an additional $46.2 million from the FHLB and has the ability to pledge another $99.1 million in agency bonds to the FHLB for additional borrowing capacity. See Note 7 of Notes to Consolidated Financial Statements.

Subordinated Debentures Issuance. On September 25, 2003, the Company issued $10,310,000 of subordinated debentures in a private placement offering. The securities have a thirty-year maturity and are callable at the issuer's discretion on a quarterly basis beginning five years after issuance. The securities are priced at a variable rate equal to the three-month LIBOR (London Interbank Offering Rate) plus 3.10%. Interest is paid and the rate of interest may change on a quarterly basis. The Company's subsidiary, a federal chartered thrift supervised by the Office of Comptroller of the Currency "OCC" may recognize the proceeds of trust preferred securities as capital. OCC regulations provide that 25% of Tier I capital may consist of trust preferred proceeds. See Note 10 of Notes to Consolidated Financial Statements. Proposals outlined in BASEL 3 would systematically eliminate the use of subordinated debentures as capital for all financial institutions. The full implementation of Basel III would result in a reduction in our regulatory capital ratios and would likely entice the Company to call the debenture.

The Bank's primary sources of funds consist of deposits, repayment of loans and mortgage-backed securities, maturities of investments and interest-bearing deposits, and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Bank uses its liquidity resources principally to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Management believes that loan repayments and other sources of funds will be adequate to meet the Bank's liquidity needs for the immediate future. A portion of the Bank's liquidity consists of cash and cash equivalents. At December 31, 2012, cash and cash equivalents totaled $37.2 million. The level of these assets depends upon the Bank's operating, investing and financing activities during any given period.

Cash flows from operating activities for the years ended December 31, 2012, 2011 and 2010 were $9.3 million, $11.2 million, and $12.4 million, respectively.

Cash flows from (used in) investing activities were $58.2 million, $26.9 million and were ($41.0) million in 2012, 2011 and 2010, respectively. A principal use of cash in this area has been purchases of securities available for sale of $114.3 million, offset by proceeds from sales, calls and maturities of securities of $143.4 million during 2012. At the same time the loan portfolio provided cash of $24.7 million in 2010, $34.2 in 2011 and $26.8 million in 2012. Purchases of securities available for sale exceeded maturities and sales by $15.9 million in 2011, $68.9 million in 2010 while sales and maturities of such securities exceeded purchases by $29.2 million in 2012.

At December 31, 2012, the Bank had $27.3 million in outstanding commitments to originate loans and unused lines of credit of $60.8 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination and lines of credit commitments. The Bank has certificates of deposit maturing in one year or less of $220.1 million at December 31, 2012. Based on historical experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, changes in interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Forward-Looking Statements

Management's discussion and analysis includes certain forward-looking statements addressing, among other things, the Bank's prospects for earnings, asset growth and net interest margin. Forward-looking statements are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," and similar phrases. Management's expectations for the Company's future involve a number of assumptions and estimates. Factors that could cause actual results to differ from the expectations expressed herein include: substantial changes in interest rates, and changes in the general economy; changes in the Company's strategies for credit-risk management, interest-rate risk management and investment activities. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized.

Stock Performance Comparison

The following graph, which was prepared by SNL Financial LC ("SNL"), shows the cumulative total return of the Common Stock of the Company since December 31, 2007, compared with the (1) NASDAQ Composite Index, comprised of all U.S. Companies quoted on NASDAQ, (2) the SNL Midwest Thrift Index, comprised of publically traded thrifts and thrift holding companies operating in the Midwestern United States. Cumulative total return on the Common Stock or the index equals the total increase in the value since December 31, 2007, assuming reinvestment of all dividends paid into the Common Stock or the index, respectively. The graph was prepared assuming that $100 was invested on December 31, 2007, in the Common Stock, the securities included in the indices. The stock price performance included in this graph is not necessarily indicative of future stock price performance.


Total Return Performance
HopFed Bancorp, Inc.
NASDAQ COMPOSITE
SNL Midwest Thrift
Index Value
150
125
100
75
50
25
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12

Index	*Period Ending*					
	12/31/07	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**
HopFed Bancorp, Inc.	100.00	70.49	69.24	71.19	53.16	71.76
NASDAQ COMPOSITE	100.00	60.02	87.24	103.08	102.26	120.42
SNL Midwest Thrift	100.00	88.86	74.85	60.68	53.52	69.20

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Consolidated Financial Statements

HopFed Bancorp, Inc.
and Subsidiaries

December 31, 2012, 2011 and 2010

RAYBURN, BATES & FITZGERALD, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 300
5200 MARYLAND WAY
BRENTWOOD, TENNESSEE 37027
www.rbfcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of HopFed Bancorp, Inc.
Hopkinsville, Kentucky

We have audited the accompanying consolidated balance sheets of HopFed Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HopFed Bancorp, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.



Brentwood, Tennessee
March 29, 2013

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2012 and 2011
(Dollars in Thousands)

Assets	2012	2011
Cash and due from banks	$31,563	44,389
Interest-earning deposits	5,613	4,371
Cash and cash equivalents	37,176	48,760
Federal Home Loan Bank stock, at cost (note 2)	4,428	4,428
Securities available for sale (notes 2 and 8)	356,345	383,782
Loans receivable, net of allowance for loan losses of $10,648 at December 31, 2012, and $11,262 at December 31, 2011 (notes 3 and 7)	524,985	556,360
Accrued interest receivable	5,398	6,183
Real estate and other assets owned (note 14)	1,548	2,267
Bank owned life insurance	9,323	9,135
Premises and equipment, net (note 4)	22,557	23,431
Deferred tax assets (note 13)	---	1,132
Intangible asset (note 5)	292	519
Other assets	5,637	4,823
Total assets	$967,689	1,040,820
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits: (note 6)		
Non-interest-bearing accounts	$94,083	79,550
Interest-bearing accounts:		
NOW accounts	147,047	130,114
Savings and money market accounts	81,643	70,443
Other time deposits	437,092	519,988
Total deposits	759,865	800,095
Advances from Federal Home Loan Bank (note 7)	43,741	63,319
Repurchase agreements (note 8)	43,508	43,080
Subordinated debentures (note 10)	10,310	10,310
Advances from borrowers for taxes and insurance	396	153
Dividends payable	180	176
Deferred tax liability (note 13)	568	---
Accrued expenses and other liabilities	4,122	5,204
Total liabilities	862,690	922,337

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets, Continued

December 31, 2012 and 2011
(Dollars in Thousands)

	2012	2011
Stockholders' equity		
Preferred stock, par value $0.01 per share; authorized - 500,000 shares; 18,400 shares issued and no shares outstanding at December 31, 2012; and 18,400 shares issued and outstanding with a liquidation preference of $18,400,000 at December 31, 2011.	$ ---	---
Common stock, par value $.01 per share; authorized 15,000,000 shares; 7,905,728 issued and 7,502,812 outstanding at December 31, 2012, and 7,895,336 issued and 7,492,420 outstanding at December 31, 2011	79	79
Common stock warrant	556	556
Additional paid-in-capital	76,288	75,967
Retained earnings	41,829	39,591
Treasury stock- preferred (at cost 18,400 shares at December 31, 2012, none at December 31, 2011)	(18,400)	---
Treasury stock- common (at cost, 402,916 shares at December 31, 2012, and December 31, 2011)	(5,076)	(5,076)
Accumulated other comprehensive income, net of taxes	9,723	7,366
Total stockholders' equity	104,999	118,483
Total liabilities and stockholders' equity	$967,689	1,040,820

Commitments and contingencies (notes 11 and 15)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years ended December 31, 2012, 2011 and 2010
(Dollars in Thousands)

	2012	2011	2010
Interest and dividend income			
Loans receivable	$29,828	33,493	38,037
Securities available for sale	8,722	10,465	11,911
Nontaxable securities available for sale	2,266	2,263	2,457
Interest-earning deposits	24	19	12
Total interest and dividend income	40,840	46,240	52,417
Interest expense:			
Deposits (note 6)	10,571	14,207	17,384
Advances from Federal Home loan Bank	2,609	2,557	3,292
Repurchase agreements	963	909	831
Subordinated debentures	734	742	739
Total interest expense	14,877	18,415	22,246
Net interest income	25,963	27,825	30,171
Provision for loan losses (note 3)	2,275	5,921	5,970
Net interest income after provision for loan losses	23,688	21,904	24,201
Non-interest income:			
Service charges	3,840	3,813	3,922
Merchant card income	842	768	698
Mortgage origination income	956	720	590
Realized gain from sale of securities available for sale, net (note 2)	1,671	2,897	3,504
Other than temporary impairment on investments	---	(155)	---
Income from bank owned life insurance	399	316	344
Financial services commission	1,071	894	971
Other operating income	860	940	1,077
Total non-interest income	9,639	10,193	11,106

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income, Continued

For the Years ended December 31, 2012, 2011 and 2010
(Dollars in Thousands, Except Per Share Amounts)

	2012	2011	2010
Non-interest expenses:			
Salaries and benefits (note 12)	13,979	13,266	12,762
Occupancy expense (note 4)	3,531	3,269	3,158
Data processing expense	2,494	2,645	2,807
State deposit tax	647	627	640
Intangible amortization	227	291	358
Professional services	1,605	1,372	1,225
Advertising expense	1,357	1,235	1,115
Postage and communications expense	562	549	557
Supplies expense	355	399	404
Deposit insurance and examination fees	1,539	2,021	2,107
Loss on sale of assets	13	145	---
Loss (gain) on sale of real estate owned	266	1,703	(321)
Expenses related to real estate owned	123	276	264
Other operating expenses	1,743	895	1,102
Total non-interest expense	28,441	28,693	26,178
Income before income tax expense	4,886	3,404	9,129
Income tax expense (note 13)	817	484	2,613
Net income	4,069	2,920	6,516
Less: Dividend on preferred shares	1,007	920	920
Accretion dividend on preferred shares	222	111	111
Net income available for common shareholders	$2,840	$1,889	5,485
Earnings per share available to common stockholders (note 18):			
Basic	$0.38	0.25	0.96
Fully diluted	$0.38	0.25	0.96
Weighted average shares outstanding - basic	7,486,445	7,460,294	5,732,495(1)
Weighted average shares outstanding - diluted	7,486,445	7,460,294	5,732,495(1)

(1) Weighted average shares outstanding (basic and diluted) for 2010 adjusted to reflected 2% stock dividend paid to shareholders of record on October 3, 2011.

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Years ended December 31, 2012, 2011 and 2010
(Dollars in Thousands)

	2012	2011	2010
Net income	$4,069	2,920	6,516
Other comprehensive income, net of tax:			
Unrealized holding gain arising during the year, net of tax effect	3,348	8,443	431
Unrealized gain (loss) on derivatives, net of tax effect	113	(138)	(293)
Reclassification adjustment for gains included in net income, net of tax effect	(1,104)	(1,912)	(2,313)
Comprehensive income	$6,426	9,313	4,341

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2012, 2011 and 2010
(Dollars in Thousands, Except Share Amounts)

	Common Shares	Preferred Shares	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Preferred Treasury Stock	Common Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
Balance December 31, 2009	3,594,620	18,400	$41	556	44,455	38,244	---	(6,495)	3,148	79,949
Net income	---	---	---	---	---	6,516	---	---	---	6,516
Restricted stock awards	9,751	---	---	---	---	---	---	---	---	---
Net change in unrealized (losses) on securities available for sale, net of taxes of $969	---	---	---	---	---	---	---	---	(1,882)	(1,882)
Net change in unrealized (losses) on derivatives, net of taxes of $151	---	---	---	---	---	---	---	---	(293)	(293)
Preferred stock dividend of 5%	---	---	---	---	---	(920)	---	---	---	(920)
Common stock issuance at $8.55 share, net and includes 112,639 of treasury stock with an average cost of $12.60 share	3,583,334	---	35	---	28,917	---	---	1,419	---	30,371
Exercise of options, net	3,800	---	---	---	---	---	---	---	---	---
Stock dividend to common stockholders'	143,458	---	1	---	1,303	(1,304)	---	---	---	---
Cash dividend to common stockholders' ($0.40 per share)	---	---	---	---	---	(2,431)	---	---	---	(2,431)
Compensation expense, restricted stock awards	---	---	---	---	134	---	---	---	---	134
Accretion of preferred stock discount	---	---	---	---	111	(111)	---	---	---	---
Balance December 31, 2010	7,334,963	18,400	$77	556	74,920	39,994	---	(5,076)	973	111,444

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years ended December 31, 2012, 2011 and 2010 (Continued)
(Dollars in Thousands, Except Share Amounts)

	Common Shares	Preferred Shares	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Preferred Treasury Stock	Common Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Equity
Brought Forward, December 31, 2010	7,334,963	18,400	$77	556	74,920	39,994	---	(5,076)	973	111,444
Net income	---	---	---	---	---	2,920	---	---	---	2,920
Restricted stock awards	10,972	---	1	---	(1)	---	---	---	---	---
Net change in unrealized gain on securities available for sale, net of taxes of ($3,364)	---	---	---	---	---	---	---	---	6,531	6,531
Net change in unrealized losses on derivatives, net of taxes of $71	---	---	---	--- ---	---	---	---	---	(138)	(138)
Preferred stock dividend of 5%	---	---	---	---	---	(920)	---	---	---	(920)
Stock dividend to common stockholders	146,485	---	1	---	819	(820)	---	---	---	---
Cash dividend to common stockholders' ($0.20 per share)	---	---	---	---	---	(1,472)	---	---	---	(1,472)
Compensation expense, restricted stock awards	---	---	---	---	118	---	---	---	---	118
Accretion of preferred stock discount	---	---	---	---	111	(111)	---	---	---	---
Balance December 31, 2011	7,492,420	18,400	$79	556	75,967	39,591	---	(5,076)	7,366	118,483
Net income	---	---	---	---	---	4,069	---	---	---	4,069
Restricted stock awards	10,392	---	---	---	---	---	---	---	---	---
Net change in unrealized gain on securities available for sale, net of taxes of ($1,156)	---	---	---	---	---	---	---	---	2,244	2,244
Net change in unrealized gain (losses) on derivatives, net of taxes of $58	---	---	---	---	---	---	---	---	113	113
Preferred stock dividend of 5%	---	---	---	---	---	(1,007)	---	---	---	(1,007)
Cash dividend to common stockholders' ($0.08 per share)	---	---	---	---	---	(602)	---	---	---	(602)
Repurchase preferred stock	---	---	---	---	---	---	(18,400)	---	---	(18,400)
Compensation expense, restricted stock awards	---	---	---	---	99	---	---	---	---	99
Accretion of preferred stock discount	---	---	---	---	222	(222)	---	---	---	---
Balance December 31, 2012	7,502,812	18,400	$79	556	76,288	41,829	(18,400)	(5,076)	9,723	104,999

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31, 2012, 2011 and 2010
(Dollars in Thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income	$4,069	$2,920	6,516
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,275	5,921	5,970
Depreciation	1,587	1,569	1,586
Amortization of intangible assets	227	291	358
Amortization of investment premiums and discounts, net	3,327	2,538	1,496
Other than temporary impairment charge on available for sale securities	---	155	---
Expense (benefit) for deferred income taxes	487	(637)	(210)
Compensation expense, restricted stock grants and options	99	118	134
Income from bank owned life insurance	(399)	(316)	(344)
Gain on sale of securities available for sale	(1,671)	(2,897)	(3,504)
Gain on sales of loans	(956)	(720)	(590)
Loss on sale of premises and equipment	13	145	6
Proceeds from sales of loans	48,705	36,367	43,456
(Gain) loss on sale of foreclosed assets	266	1,703	(321)
Originations of loans sold	(47,749)	(35,647)	(42,866)
(Increase) decrease in:			
Accrued interest receivable	785	487	(893)
Other assets (increase)	(815)	265	2,261
Decrease in accrued expenses and other liabilities	(911)	(1,046)	(661)
Net cash provided by operating activities	9,339	11,216	12,394
Cash flows from investing activities			
Proceeds from sales, calls and maturities of securities available for sale	143,434	179,795	221,875
Purchase of securities available for sale	(114,253)	(195,740)	(290,765)
Net decrease in loans	26,815	34,186	24,665
Purchase of Federal Home Loan Bank stock	---	(50)	(97)
Proceeds from sale of foreclosed assets	2,738	9,590	3,897
Proceeds from bank owned life insurance	211	---	---
Purchase of premises and equipment	(726)	(856)	(553)
Net cash provided by (used in) investing activities	58,219	26,925	(40,978)

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the Years ended December 31, 2012, 2011 and 2010
(Dollars in Thousands)

	2012	2011	2010
Cash flows from financing activities:			
Net increase (decrease) in deposits	($40,230)	($26,834)	32,785
Increase (decrease) in advance payments by borrowers for taxes and insurance	243	(86)	3
Advances from Federal Home Loan Bank	3,000	30,000	39,000
Repayment of advances from Federal Home Loan Bank	(22,578)	(48,586)	(59,560)
Increase (decrease) in repurchase agreements	428	(2,030)	9,050
Sale of common stock	---	---	28,952
Sale of treasury stock	---	---	1,419
Repurchase of preferred stock	(18,400)	---	---
Dividends paid on preferred stock	(1,007)	(920)	(920)
Dividends paid on common stock	(598)	(1,909)	(2,272)
Net cash provided by (used in) financing activities	(79,142)	(50,365)	48,457
Increase (decrease) in cash and cash equivalents	(11,584)	(12,224)	19,873
Cash and cash equivalents, beginning of period	48,760	60,984	41,111
Cash and cash equivalents, end of period	$37,176	$48,760	$60,984
Supplemental disclosures of cash flow information:			
Interest paid	$7,564	9,589	11,826
Income taxes paid	$1,990	2,105	4,110
Supplemental disclosures of non-cash investing and financing activities:			
Loans charged off	$3,684	4,875	5,290
Foreclosures and in substance foreclosures of loans during year	$2,285	3,748	11,505
Net unrealized gains (losses) on investment securities classified as available for sale	$3,400	9,895	(2,851)
Increase (decrease) in deferred tax asset related to unrealized gain (losses) on investments	($1,156)	(3,364)	969
Dividends declared and payable	$180	176	613
Issue of unearned restricted stock	$74	87	92

See accompanying notes to consolidated financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(1) Summary of Significant Accounting Policies:

Nature of Operations and Customer Concentration

HopFed Bancorp, Inc. (the Corporation) is a bank holding company incorporated in the state of Delaware. The Company's principal business activities are conducted through it's wholly-owned subsidiary, Heritage Bank (the Bank), which is a federally chartered savings bank engaged in the business of accepting deposits and providing mortgage, consumer, construction and commercial loans to the general public through its retail banking offices. The Bank's business activities are primarily limited to western Kentucky and middle and western Tennessee. The Bank is subject to competition from other financial institutions. Deposits at the Bank are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC).

As part of the enactment of the Dodd-Frank Financial Reform Act of 2010, the Corporation and Bank's former regulator, the Office of Thrift Supervision, was eliminated on July 21, 2011. The Bank is currently subject to comprehensive regulation, examination and supervision by the Office of Comptroller of the Currency (OCC) and the FDIC. Supervision of the Corporation is conducted by the Federal Reserve.

A substantial portion of the Bank's loans are secured by real estate in the western Kentucky and middle and west Tennessee markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate ability to collect on a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in local market conditions.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and its wholly-owned subsidiary Fall & Fall Insurance (collectively the Company) for all periods. Significant inter-company balances and transactions have been eliminated in consolidation.

Accounting

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry.

(1) Summary of Significant Accounting Policies: (Continued)

Accounting, (Continued)

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE) under accounting principles generally accepted in the United States. Voting interest entities in which the total equity investment is a risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make decision about the entity's activities. The Company consolidates voting interest entities in which it has all, or at least a majority of, the voting interest. As defined in applicable accounting standards, VIE's are entities in which it has all, or at least a majority of, the voting interest. A controlling financial interest in a VIE is present when an enterprise has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The subsidiary Fort Webb LLC is a VIE for which the Company is not the primary beneficiary. Accordingly, its accounts are not included in the Company's consolidated financial statements.

Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and revenues and expenses for each year. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand, amounts due on demand from commercial banks, interest-earning deposits in other financial institutions and federal funds sold with maturities of three months or less.

Securities

The Company reports debt, readily-marketable equity, mortgage-backed and mortgage related securities in one of the following categories: (i) "trading" (held for current resale) which are to be reported at fair value, with unrealized gains and losses included in earnings; and (ii) "available for sale" (all other debt, equity, mortgage-backed and mortgage related securities) which are to be reported at fair value, with unrealized gains and losses reported net of tax as a separate component of stockholders' equity. At the time of new security purchases, a determination is made as to the appropriate classification. Realized and unrealized gains and losses on trading securities are included in net income. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in stockholders' equity, net of any tax effect. Cost of securities sold is recognized using the specific identification method.

(1) Summary of Significant Accounting Policies: (Continued)

Securities, (Continued)

Interest income on securities is recognized as earned. The Company purchases many agency bonds at either a premium or discount to its par value. Premiums and discounts on agency bonds are amortized using the net interest method. For callable bonds purchased at a premium, the premium is amortized to the first call date. If the bond is not called on that date, the premium is fully amortized and the Company recognizes an increase in the net yield of the investment. The Company has determined that callable bonds purchased at a premium have a high likelihood of being called, and the decision to amortize premiums to their first call is a more conservative method of recognizing income and any variance from amortizing to contractual maturity is not material to the consolidated financial statements. For agency bonds purchased at a discount, the discount is accreted to the final maturity date. For callable bonds purchased at discount and called before maturity, the Company recognizes a gain on the sale of securities. The Company amortizes premiums and accretes discounts on mortgage back securities and collateralized mortgage obligations based on the securities three month average prepayment speed.

Other Than Temporary Impairment

A decline in the fair value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount to fair value. To determine whether impairment is other-than-temporary, management considers whether the entity expects to recover the entire amortized cost basis of the security by reviewing the present value of the future cash flows associated with the security. The shortfall of the present value of the cash flows expected to be collected in relation to the amortized cost basis is referred to as a credit loss. If a credit loss is identified, management then considers whether it is more-likely-than-not that the Company will be required to sell the security prior to recovery. If management concludes that it is not more-likely-than-not that it will be required to sell the security, then the security is not other-than-temporarily impaired and the shortfall is recorded as a component of equity. If the security is determined to be other-than-temporarily impaired, the credit loss is recognized as a charge to earnings and a new cost basis for the security is established.

Other Securities

Other securities which are not actively traded and may be restricted, such as Federal Home Loan Bank (FHLB) stock are recognized at cost, as the value is not considered impaired.

Loans Receivable

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and deferred loan cost. The Statement of Financial Accounting Standards ASC 310-20, *Nonrefundable Fees and Other Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,* requires the recognition of loan origination fee income over the life of the loan and the recognition of certain direct loan origination costs over the life of the loan.

(1) Summary of Significant Accounting Policies: (Continued)

Loans Receivable, (Continued)

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The Company charges off loans after, in management's opinion, the collection of all or a large portion of the principal or interest is not collectable. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received while the loan is classified as non-accrual, when the loan is ninety days past due. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

The Company provides an allowance for loan losses and includes in operating expenses a provision for loan losses determined by management. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management's estimate of the adequacy of the allowance for loan loss can be classified as either a reserve for currently classified loans or estimates of future losses in the current loan portfolio.

Loans are considered to be impaired when, in management's judgment, principal or interest is not collectible according to the contractual terms of the loan agreement. When conducting loan evaluations, management considers various factors such as historical loan performance, the financial condition of the borrower and adequacy of collateral to determine if a loan is impaired. Impaired loans and loans classified as TDR's may be classified as either substandard or doubtful and reserved for based on individual loans risk for loss. Loans not considered impaired may be classified as either special mention or watch and may be reserved for. Typically, unimpaired classified loans exhibit some form of weakness in either industry trends, collateral, or cash flow that result in a default risk greater than that of the Company's typical loan. All classified amounts include all unpaid interest and fees as well as the principal balance outstanding.

The measurement of impaired loans generally may be based on the present value of future cash flows discounted at the historical effective interest rate. However, the majority of the Company's problem loans become collateral dependent at the time they are judged to be impaired. Therefore, the measurement of impaired requires the Company to obtain a new appraisal to obtain the fair value of the collateral. The appraised value is then discounted to an estimated of the Company's net realizable value, reducing the appraised value by the amount of holding and selling cost. When the measured amount of an impaired loan is less than the recorded investment in the loan, the impairment is recorded as a charge to income and a valuation allowance, which is included as a component of the allowance for loan losses.

For loans not individually classified, Management considers the Company's recent charge off history, the Company's current past due and non-accrual trends, banking industry trends and both local and national economic conditions when making an estimate as to the amount to reserve for losses. Management believes it has established the allowance in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment.

(1) Summary of Significant Accounting Policies: (Continued)

Fixed Rate Mortgage Originations

The Company operates a mortgage division that originates mortgage loans in the name of assorted investors, including Federal Home Loan Mortgage Corporation (Freddie Mac). Originations for Freddie Mac are sold through the Bank while originations to other investors are processed for a fee. On a limited basis, loans sold to Freddie Mac may result in the Bank retaining loan servicing rights. In recent years, customers have chosen lower origination rates over having their loan locally serviced; thereby limiting the amount of new loans sold with servicing retained. At December 31, 2012, the Bank maintained a servicing portfolio of one to four family real estate loans of approximately $26.3 million. For the years ended December 31, 2012, and December 31, 2011, the Bank has reviewed the value of the servicing asset as well as the operational cost associated with servicing the portfolio. The Bank has determined that the values of its servicing rights are not material to the Company's consolidated financial statements.

Real Estate and Other Assets Owned

Assets acquired through, or in lieu of, loan foreclosure or repossession carried at the lower of cost or fair value less selling expenses. Costs of improving the assets are capitalized, whereas costs relating to holding the property are expensed. Management conducts periodic valuations (no less than annually) and any adjustments to value are recognized in the current period's operations.

Brokered Deposits

The Company may choose to attract deposits from several sources, including using outside brokers to assist in obtaining time deposits using national distribution channels. Brokered deposits offer the Company an alternative to Federal Home Loan Bank advances and local retail time deposits.

Repurchase Agreements

The Company sells investments from its portfolio to business and municipal customers with a written agreement to repurchase those investments on the next business day. The repurchase product gives business customers the opportunity to earn income on liquid cash reserves. These funds are overnight borrowings of the Company secured by Company assets and are not FDIC insured. The Company has also entered into two long-term repurchase agreements with third parties as discussed in Note 8.

Revenue Recognition

Mortgage loans held for sale are generally delivered to secondary market investors under best efforts sales commitments entered into prior to the closing of the individual loan. Loan sales and related gains or losses are recognized at settlement. Loan fees earned for the servicing of secondary market loans are recognized as earned.

Interest income on loans receivable is reported on the interest method. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired, placed in non-accrual status, or payments are past due more than 90 days. Interest earned as reported as income is reversed on any loans classified as non-accrual or past due more than 90 days. Interest may continue to accrue on loans over 90 days past due if they are well secured and in the process of collection.

(1) Summary of Significant Accounting Policies: (Continued)

Income Taxes

Income taxes are accounted for through the use of the asset and liability method. Under the asset and liability method, deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates would be recognized in income in the period that includes the enactment date. The Company files its federal income tax return on a consolidated basis with its subsidiaries. The Company files its Tennessee state income tax return on a consolidated basis. All taxes are accrued on a separate entity basis.

Operating Segments

The Company's continuing operations include one primary segment, retail banking. The retail banking segment involves the origination of commercial, residential and consumer loans as well as the collections of deposits in eighteen branch offices.

Premises and Equipment

Land, land improvements, buildings, and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and land improvements are depreciated generally by the straight-line method, and furniture and equipment are depreciated under various methods over the estimated useful lives of the assets. The Company capitalizes interest expense on construction in process at a rate equal to the Company's cost of funds. The estimated useful lives used to compute depreciation are as follows:

Land improvements	5-15 years
Buildings	40 years
Furniture and equipment	5-15 years

Intangible Assets

The intangible assets for insurance contracts and core deposits related to the Fulton acquisition of September 2002 was amortized using the straight-line method over the estimated period of benefit of seven years and was fully amortized in July of 2009. The core deposit intangible asset related to the middle Tennessee acquisition of June 2006 is amortized using the sum of the year's digits method over an estimated period of nine years. The Company periodically evaluates the recoverability of the intangible assets and takes into account events or circumstances that warrant a revised estimate of the useful lives or indicates that impairment exists.

Bank Owned Life Insurance

Bank owned life insurance policies (BOLI) are recorded at the cash surrender value or the amount to be realized upon current redemption. The realization of the redemption value is evaluated for each insuring entity that holds insurance contracts annually by management.

(1) Summary of Significant Accounting Policies: (Continued)

Advertising

The Company expenses the production cost of advertising as incurred.

Financial Instruments

The Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Derivative Instruments

Under guidelines ASC 815, *Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivative instruments are required to be carried at fair value on the consolidated balance sheet. ASC 815 provides special hedge accounting provisions, which permit the change in fair value of the hedge item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in the fair value of the derivative.

A derivative instrument designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under ASC 815. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash value hedges are accounted for by recording the fair value of the derivative instrument and the fair value related to the risk being hedged of the hedged asset or liability on the consolidated balance sheet with corresponding offsets recorded in the consolidated balance sheet. The adjustment to the hedged asset or liability is included in the basis of the hedged item, while the fair value of the derivative is recorded as a freestanding asset or liability. Actual cash receipts or payments and related amounts accrued during the period on derivatives included in a fair value hedge relationship are recorded as adjustments to the income or expense recorded on the hedged asset or liability.

Under both the fair value and cash flow hedge methods, derivative gains and losses not effective in hedging the change in fair value or expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instrument has been highly effective in offsetting changes in the fair values or cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been, or will not continue to be highly effective as a hedge, hedged accounting is discontinued. ASC 815 basis adjustments recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases. There were no fair value hedging gains or losses, as a result of hedge ineffectiveness, recognized for the years ended December 31, 2012, 2011 and 2010.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments

In October of 2008, the Company entered into an interest rate swap agreement for a term of seven years and an amount of $10 million. The Bank will pay a fixed rate of 7.27% for seven years and receive an amount equal to the three-month London Interbank Lending Rate (Libor) plus 3.10%. The interest rate swap is classified as a cash flow hedge by the Bank and will be tested quarterly for effectiveness. At December 31, 2012, the cost of the Bank to terminate the cash flow hedge is approximately $1,126,000. The Bank, in the normal course of business, originates fixed rate mortgages that are sold to Freddie Mac. Upon tentative underwriting approval by Freddie Mac, the Bank issues a best effort commitment to originate a fixed rate first mortgage under specific terms and conditions that the Bank intends to sell to Freddie Mac. The Bank no longer assumes a firm commitment to originate fixed rate loans, thus eliminating the risk of having to deliver loans they did not close or pay commitment fees to make Freddie Mac whole.

ASC 825, *Disclosures about Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. Accordingly, such estimates involve uncertainties and matters of judgment and therefore cannot be determined with precision. ASC 825 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following are the more significant methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values, because they mature within 90 days or less and do not present credit risk concerns.

Interest earning deposits

The carrying amounts reported in the consolidated balance sheets for interest earning deposits approximate those assets' fair values, because they are considered overnight deposits and may be withdrawn at any time without penalty and do not present credit risk concerns.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments, (Continued)

Available-for-sale securities

Fair values for investment securities available-for-sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments provided by a third party pricing service. The Company reviews all securities in which the book value is greater than the market value for impairment that is other than temporary. For securities deemed to be other than temporarily impaired, the Company reduces the book value of the security to its market value by recognizing an impairment charge on its income statement.

Loans receivable

The fair values for of fixed-rate loans and variable rate loans that re-price on an infrequent basis is estimated using discounted cash flow analysis which considers future re-pricing dates and estimated repayment dates, and further using interest rates currently being offered for loans of similar type, terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The estimated fair value of variable-rate loans that re-price frequently and with have no significant change in credit risk is approximately the carrying value of the loan.

Letters of credit

The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure.

Accrued interest receivable

Fair value is estimated to approximate the carrying amount because such amounts are expected to be received within 90 days or less and any credit concerns have been previously considered in the carrying value.

Repurchase agreements

Overnight repurchase agreements have a fair value at book, given that they mature overnight. The fair values for of longer date repurchase agreements is estimated using discounted cash flow analysis which considers the current market pricing for repurchase agreements of similar final maturities and collateral requirements.

Bank owned life insurance

The fair value of bank owned life insurance is the cash surrender value of the policy less redemption charges. By surrendering the policy, the Company is also subject to federal income taxes on all earnings previously recognized.

(1) Summary of Significant Accounting Policies: (Continued)

Fair Values of Financial Instruments, (Continued)

Deposits

The fair values disclosed for deposits with no stated maturity such as demand deposits, interest-bearing checking accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit and other fixed maturity time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on such type accounts or similar accounts to a schedule of aggregated contractual maturities or similar maturities on such time deposits.

Advances from the Federal Home Loan Bank (FHLB)

The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar advances or similar financial instruments could be obtained.

FHLB stock

The fair value of FHLB stock is recognized at cost.

Subordinated debentures

The book value of subordinated debentures is cost. The subordinated debentures re-price quarterly at a rate equal to three month libor plus 3.10%.

Off-Balance-Sheet Instruments

Off-balance-sheet lending commitments approximate their fair values due to the short period of time before the commitment expires.

Dividend Restrictions

The Company is not permitted to pay a dividend to common shareholders if it fails to make a quarterly interest payment to the holders of the Company's subordinated debentures. Furthermore, the Bank may be restricted in the payment of dividends to the Company by the Bank's primary regulator, the Office of Comptroller of the Currency (OCC). Any restrictions imposed by the OCC would effectively limit the Company's ability to pay a dividend to its common stockholders as discussed in Note 17.

Earnings Per Share

Earnings per share (EPS) consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for each period presented. Diluted EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding plus dilutive common stock equivalents (CSE). CSE consists of dilutive stock options granted through the Company's stock option plan. Restricted stock awards represent future compensation expense and are dilutive. Common stock equivalents which are considered anti-dilutive are not included for the purposes of this calculation. Common stock warrants issued in December 2008 and all stock options outstanding are currently anti-dilutive and are not included for the purposes of this calculation.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(1) Summary of Significant Accounting Policies: (Continued)

Earnings Per Share, (Continued)

Both EPS and diluted EPS are reduced by the amount of dividend payments on preferred stock and the accretion of the discount on the preferred stock. The effect of the Company's dividend payment on preferred stock and accretion of the preferred stock is as provided for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Dividend on preferred shares	$1,006,886	920,000	920,000
Accretion dividend on preferred shares	222,360	111,180	111,180
Total cost of preferred stock	$1,229,246	1,031,180	1,031,180
Reduction in earnings per share to common stockholders:			
Basic	$0.16	$0.14	$0.18
Fully diluted	$0.16	$0.14	$0.18
Weighted average shares outstanding -basic	7,486,445	7,460,294	5,732,495
Weighted average shares outstanding -diluted	7,486,445	7,460,294	5,732,495

Stock Compensation

The Company utilized the Black-Sholes valuation model to determine the fair value of stock options on the date of grant. The model derives the fair value of stock options based on certain assumptions related to the expected stock prices volatility, expected option life, risk-free rate of return and the dividend yield of the stock. The expected life of options granted is estimated based on historical employee exercise behavior. The risk free rate of return coincides with the expected life of the options and is based on the ten year Treasury note rate at the time the options are issued. The historical volatility levels of the Company's common stock are used to estimate the expected stock price volatility. The set dividend yield is used to estimate the expected dividend yield of the stock.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(1) Summary of Significant Accounting Policies: (Continued)

Effect of New Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income,* new disclosure guidance related to the presentation of the Statement of Comprehensive Income. This guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity and requires presentation of reclassification adjustments on the face of the income statement. The effective date of this pronouncement is for financial statement periods beginning after December 15, 2011. The adoption of this standard did not have a material impact on the Company's consolidated statements of comprehensive income.

In April 2011, the FASB issued ASU 2011-02, *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring.* The provisions of ASU 2011-02 provide additional guidance related to determining whether a creditor has granted a concession, including factors and examples for creditors to consider in evaluating when a credit restructuring results in a delay in payment that is insignificant, prohibits creditors from using the borrowers interest cost as a factor in determining whether the lender has granted a concession to the borrower, and added factors for creditors to use in determining whether a borrower is experiencing financial difficulties. A provision in ASU 2011-02 ends the FASB's deferral of additional disclosures about troubled debt restructuring as required by ASU 2010-20. The provisions of ASU 2011-02 were effective for the Company's reporting period ending September 30, 2011. The adoption of ASU 2011-02 did not have a material impact on the Company's consolidated financial statements of income, condition and cash flows.

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements, (Continued)

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in United States of America generally accepted accounting principles (U.S. GAAP) and international Financial Reporting Standards (Topic 820) – Fair Value Measurement (ASU 2011-04),* to provide consistent definition of the fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is effective for reporting periods ending after March 30, 2012, and was applied prospectively. The implementation of ASU 2011-04 did not have a material impact on our consolidated financial statements of comprehensive income.

In September 2011, the FASB issued ASU No. 2011-8, *Intangibles – Goodwill and other,* regarding testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting until is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill reporting unit is more than its carrying amount, the two-step goodwill impairment test is not required. The new guidance was effective on January 1, 2012. The implementation of ASU 2011-8 did not have a material impact on our consolidated financial statements of income, condition and cash flow.

In December 2011, the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards update No. 2011-05.* This update to Comprehensive Income (Topic 220) defers the requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The deferral supersedes only the paragraphs pertaining to how and where reclassification adjustments are presented. The amendments in this update were effective for public entities for reporting periods beginning after December 15, 2011. The implementation of ASU 2011-12 did not have a material impact on our consolidated financial statements of income, condition and cash flows.

(1) Summary of Significant Accounting Policies: (Continued)
Effect of New Accounting Pronouncements, (Continued)

ASU 2011-11, *"Balance Sheet (Topic 210) - "Disclosures about Offsetting Assets and Liabilities."* ASU 2011-11 amends Topic 210, "Balance Sheet," to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU No. 2013-01, "Balance Sheet (Topic 210)—Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," clarifies that ordinary trade receivables are not within the scope of ASU 2011-11. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and is not expected to have a significant impact on the Company's financial statements.

ASU 2012-02, *"Intangibles – Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment."* ASU 2012-02 give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events or circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is impaired, then the entity must perform the quantitative impairment test. If, under the quantitative impairment test, the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in ASU 2011-08. ASU 2012-02 is effective for the Company's beginning January 1, 2013 (early adoption permitted) and is not expected to have a significant impact on the Company's financial statements.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(1) Summary of Significant Accounting Policies: (Continued)

Effect of New Accounting Pronouncements, (Continued)

ASU 2012-06, *"Business Combinations (Topic 805) - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution (a consensus of the FASB Emerging Issues Task Force)."* ASU 2012-06 clarifies the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution. Under ASU 2012-06, when a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and, subsequently, a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets). ASU 2012-06 is effective for the Company beginning January 1, 2013 (early adoption permitted) and is not expected to have a significant impact on the Company's financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications

Certain items in prior financial statements have been reclassified to conform to the current presentation.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(2) Securities:

Securities, which consist of debt and equity investments, have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their estimated fair values follow:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$4,428	--	--	4,428
Unrestricted:				
U.S. government and agency securities:	$147,659	5,202	(83)	152,778
Tax free municipal bonds	68,331	5,756	(40)	74,047
Taxable municipal bonds	12,535	1,209	(8)	13,736
Trust preferred securities	2,000	---	(511)	1,489
Mortgage-backed securities:				
GNMA	19,172	1,244	(19)	20,397
FNMA	64,805	2,558	(58)	67,305
FHLMC	4,519	153	---	4,672
SLMA CMOs	5,412	80	---	5,492
AGENCY CMOs	16,055	426	(52)	16,429
	$340,488	16,628	(771)	356,345

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(2) Securities: (Continued)

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Restricted:				
FHLB stock	$4,428	--	--	4,428
Unrestricted:				
U.S. government and agency securities	$171,141	3,511	(65)	174,587
Tax free municipal bonds	60,432	4,623	---	65,055
Taxable municipal bonds	12,846	1,059	---	13,905
Trust preferred securities	2,000	---	(1,007)	993
Mortgage-backed securities:				
GNMA	30,427	1,413	(19)	31,821
FNMA	59,195	2,101	(1)	61,295
FHLMC	15,108	491	---	15,599
NON-AGENCY CMOs	2,012	7	(223)	1,796
AGENCY CMOs	18,163	568	---	18,731
	$371,324	13,773	(1,315)	383,782

The scheduled maturities of debt securities available for sale at December 31, 2012, and December 31, 2011, were as follows:

	Amortized Cost	Estimated Fair Value
2012		
Due within one year	$ 345	346
Due in one to five years	11,499	11,682
Due in five to ten years	30,007	32,316
Due after ten years	53,222	57,290
	95,073	101,634
Amortizing agency bonds	135,452	140,416
Mortgage-backed securities	109,963	114,295
Total unrestricted securities available for sale	$340,488	356,345

(Table Amounts in Thousands)

(2) Securities: (Continued)

	Amortized Cost	Estimated Fair Value
2011		
Due within one year	$ 461	464
Due in one to five years	6,844	6,929
Due in five to ten years	24,471	26,153
Due after ten years	72,460	75,804
	104,236	109,350
Amortizing agency bonds	142,183	145,190
Mortgage-backed securities	124,905	129,242
Total unrestricted securities available for sale	$371,324	383,782

The FHLB stock is an equity interest in the Federal Home Loan Bank. FHLB stock does not have a readily determinable fair value because ownership is restricted and a market is lacking. FHLB stock is classified as a restricted investment security, carried at cost and evaluated for impairment.

The estimated fair value and unrealized loss amounts of temporarily impaired investments as of December 31, 2012 and December 31, 2011, are as follows:

December 31, 2012	Less than 12 months		12 months or longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Available for sale						
U.S. government and agency securities:						
Agency debt securities	$12,317	(83)	---	---	12,317	(83)
Taxable municipals	885	(8)	---	---	885	(8)
Tax free municipals	5,315	(40)	---	---	5,315	(40)
Trust preferred securities	---	---	1,489	(511)	1,489	(511)
Mortgage-backed securities:						
GNMA	---	---	1,415	(19)	1,415	(19)
FNMA	7,077	(58)	---	---	7,077	(58)
FHLMC	---	---	---	---	---	---
NON-AGENCY CMOs	---	---	---	---	---	---
AGENCY CMOs	3,691	(52)	---	---	3,691	(52)
Total Available for Sale	$29,285	(241)	2,904	(530)	32,189	(771)

(Table Amounts in Thousands)

(2) Securities: (Continued)

December 31, 2011	Less than 12 months		12 months or longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Available for sale						
U.S. government and agency securities:						
Agency debt securities	$20,422	(54)	2,007	(11)	22,429	(65)
Taxable municipals	---	---	---	---	---	---
Tax free municipals	---	---	---	---	---	---
Trust preferred securities	---	---	993	(1,007)	993	(1,007)
Mortgage-backed securities:						
GNMA	1,925	(19)	---	---	1,925	(19)
FNMA	---	---	81	(1)	81	(1)
FHLMC	---	---	---	---	---	---
NON-AGENCY CMOs	---	---	1,494	(223)	1,494	(223)
AGENCY CMOs	---	---	---	---	---	---
Total Available for Sale	$22,347	(73)	4,575	(1,242)	26,922	(1,315)

(2) Securities: (Continued)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluations. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2012, the Company has 26 securities with unrealized losses. With the exception of a subordinated debenture discussed below, Management believes these unrealized losses relate to changes in interest rates and not credit quality. Management also believes the Company has the ability to hold these securities until maturity or for the foreseeable future and therefore no declines are deemed to be other than temporary.

The carrying value of the Company's investment securities may decline in the future if the financial condition of issuers deteriorates and management determines it is probable that the Company will not recover the entire amortized cost bases of the securities. As a result, there is a risk that other-than-temporary impairment charges may occur in the future.

In June of 2008, the Company purchased $2 million par value of a private placement subordinated debenture issued by First Financial Services Corporation ("FFKY"), the holding Company for First Federal Savings Bank ("First Fed"). The debenture is a thirty year security with a coupon rate of 8.00%. FFKY is a NASDAQ listed commercial bank holding company located in Elizabethtown, Kentucky. In October of 2010, FFKY informed the owners of its subordinated trust, including the Company, that it was deferring the dividend payments for up to five years as prescribed by the trust. FFKY has suffered significant asset quality issues that have resulted in negative earnings since 2009 and have negatively impacted FFKY's capital position.

In July 2012, FFKY closed on the previously announced sale of four branch offices located in Indiana to a local financial institution. FFKY realized a net gain of approximately $3.4 million. The transaction increased the Tier 1 Capital to Average Assets Ratio and Total Risk Based Capital to Risk Weighted Assets Ratio of First Fed to 6.51% and 11.90%, respectively.

Currently, FFKY and First Fed are under a Consent Order issued jointly by the Kentucky State Department of Financial Institutions and the FDIC. Among other things, the consent order requires First Fed to increase its Tier 1 Capital to Average Assets Ratio to 8.00% and its Total Risk Based Capital to Risk Weighted Asset Ratio to 12.00%. At December 31, 2012, First Fed has not met the capital goals established by their regulators but achieved a Tier 1 Capital to Average Assets Ratio of 6.69% and a Total Risk Based Capital to Weighted Asset Ratio of 12.45%.

(2) Securities: (Continued)

The Company continues to monitor all quarterly reports issued by both FFKY and First Fed subsidiary to determine if the investment in the subordinated trust is other than temporarily impaired. At December 31, 2012, the Company has determined, based on the suspension of the dividend, that the investment is not other than temporarily impaired and has taken a $511,000 reduction in other comprehensive income related to the lack of current cash flow from the debenture. The Company has further determined, based on the financial trends and capital position of FFKY and its First Fed, that the Company's investment in the subordinated debenture is not permanently impaired at this time.

During 2012, the Company sold investment securities classified as available for sale for proceeds of $69.0 million resulting in gross gains of $1.8 million and gross losses of $115,000. During 2011, the Company sold investment securities classified as available for sale for proceeds of $115.2 million resulting in gross gains of $3.2 million and gross losses of $335,000. During 2010, the Company sold investment securities classified as available for sale for proceeds of $103.8 million resulting in gross gains of $3.5 million and gross losses of $30,000.

As part of its normal course of business, the Bank holds significant balances of municipal and other deposits that require the Bank to pledge investment instruments as collateral. At December 31, 2012, the Bank pledged investments with a book value of $145.1 million and a market value of approximately $149.4 million to various municipal entities as required by law. The Bank has pledged two investment securities with a market value of $617,500 to the Federal Home Loan Bank of Cincinnati to provide for a higher level of available borrowings. In addition, the Bank has provided $15.5 million of letters of credit issued by the Federal Home Loan Bank of Cincinnati to collateralize municipal deposits. The collateral for these letters of credit are the Bank's one to four family loan portfolio, commercial real estate portfolio and its multi-family loan portfolio.

(Table Amounts in Thousands, Except Percentages)

(3) Loans Receivable, Net:

The components of loans receivable in the consolidated balance sheets as of December 31, 2012, and December 31, 2011, were as follows:

	December 31, 2012		December 31, 2011	
	Amount	Percent	Amount	Percent
Real estate loans:				
One-to-four family (closed end)				
first mortgages	$162,335	30.3%	$171,192	30.2%
Second mortgages (closed end)	4,336	0.8%	6,209	1.1%
Home equity lines of credit	37,083	6.9%	38,694	6.8%
Multi-family	33,056	6.2%	33,739	5.9%
Construction	18,900	3.5%	11,931	2.1%
Land	45,906	8.6%	52,338	9.2%
Non-residential real estate	169,436	31.6%	183,485	32.3%
Total mortgage loans	471,052	87.9%	497,588	87.6%
Consumer loans	13,886	2.6%	15,110	2.7%
Commercial loans	50,549	9.5%	54,673	9.7%
Total other loans	64,435	12.1%	69,783	12.4%
Total loans, gross	535,487	100.0%	567,371	100.0%
Deferred loan cost, net of income	146		251	
Less allowance for loan losses	(10,648)		(11,262)	
Total loans	$524,985		$556,360	

The Company's loan portfolio balance has declined in each of the last two years. The decline is the result of a combination of factors, including a weak economy, both locally and nationally. Currently, unemployment in the Company's market area ranged from 8% to 18%. The Company's MOU, previously in place by our former regulator, the OTS, restricted the Company's ability to grow its owner occupied commercial real estate loan portfolio. The Bank's and Corporation current regulator, the Office of the Comptroller of the Currency and the Federal Reserve, respectively, terminated all outstanding Memorandums in October 2012 and November 2012.

The Company's loan portfolio includes a significant amount of loans secured by raw land and commercial real estate. These loans have come under increased regulatory scrutiny due to the potential for higher levels of losses. At December 31, 2012, the Company has approximately $66.6 million loans classified as substandard. At December 31, 2012, the Company has $23.8 million of loans secured by land classified as substandard, or 52.0% of our land loan portfolio and $21.1 million in loans secured by commercial real estate classified as substandard, or 12.4% of the Company's non-residential real estate loan portfolio.

(3) Loans Receivable, Net: (Continued)
Loans serviced for the benefit of others totaled approximately $40.3 million, $59.2 million and $56.3 million at December 31, 2012, 2011 and 2010, respectively. At December 31, 2012, approximately $26.3 million of the $40.3 million in loans serviced by the Company are serviced for the benefit of Freddie Mac. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow amounts, disbursing payments to investors and foreclosure processing. The servicing rights associated with these loans are not material to the Company's consolidated financial statements. Qualified one-to-four family first mortgage loans, non-residential real estate loans, multi-family loans and commercial real estate loans are pledged to the Federal Home Loan Bank of Cincinnati as discussed in Note 7.

The Company originates most fixed rate loans for immediate sale to the Federal Home Loan Mortgage Corporation (FHLMC) or other investors. Generally, the sale of such loans is arranged shortly after the loan application is tentatively approved through commitments.

The Company conducts annual reviews on all loan relationships above $1.0 million to ascertain the borrowers continued ability to service their debt as agreed. In addition to the credit relationships mentioned above, management may classify any credit relationship once it becomes aware of adverse credit trends for that customer. Typically, the annual review consists of updated financial statements for borrowers and any guarantors, a review of the borrower's credit history with the Company and other creditors, and current income tax information. As a result of this review, management will classify loans based on their credit risk. Additionally, the Company provides a risk grade for all loans past due more than sixty days. The Company uses the following risk definitions for risk grades:

Satisfactory loans of average strength having some deficiency or vulnerability to changing economic or industry conditions. These customers should have reasonable amount of capital and operating ratios. Secured loans may lack in margin or liquidity. Loans to individuals, perhaps supported in dollars of net worth, but with supporting assets may be difficult to liquidate.

Watch loans are acceptable credits: (1) that need continual monitoring, such as out-of territory or asset-based loans (since the Company does not have an asset-based lending department), or (2) with a marginal risk level to business concerns and individuals that; (a) have exhibited favorable performance in the past, though currently experiencing negative trends; (b) are in an industry that is experiencing volatility or is declining, and their performance is less than industry norms; and (c) are experiencing unfavorable trends in their financial position, such as one-time net losses or declines in asset values. These marginal borrowers may have early warning signs of problems such as occasional overdrafts and minor delinquency.

(3) Loans Receivable, Net: (Continued)

If considered marginal, a loan would be a "watch" until financial data demonstrated improved performance or further deterioration to a "substandard" grade usually within a 12-month period. In the table on page 33, Watch loans are included with satisfactory loans and classified as Pass.

Other Loans Especially Mentioned are currently protected but are potentially weak. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a substandard classification. The credit risk may be relatively minor yet constitutes an unwarranted risk in light of the circumstances surrounding a specific loan. These credit weaknesses, if not checked or corrected, will weaken the loan or inadequately protect the Bank's credit position at some future date.

A **Substandard** loan is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. The loans are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. This does not imply ultimate loss of the principal, but may involve burdensome administrative expenses and the accompanying cost to carry the credit. Examples of substandard loans include those to borrowers with insufficient or negative cash flow, negative net worth coupled with inadequate guarantor support, inadequate working capital, and/or significantly past-due loans and overdrafts.

A loan classified **Doubtful** has all the weaknesses inherent in a substandard credit except that the weaknesses make collection or liquidation in full (on the basis of currently existing facts, conditions, and values) highly questionable and improbable. The possibility of loss is extremely high, but because of certain pending factors charge-off is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral, and refinancing plans. The doubtful classification is applied to that portion of the credit in which the full collection of principal and interest is questionable.

A loan is considered to be impaired when management determines that it is probable that the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. The value of individually impaired loans is measured based on the present value of expected payments using the fair value of the collateral if the loan is collateral dependent. Currently, it is management's practice to classify all substandard or doubtful loans as impaired.

(3) Loans Receivable, Net: (Continued)

Loan Origination/Risk Management

The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Corporation's commercial real estate portfolio are diverse in terms of type and geographic location. This diversity helps reduce the Corporation's exposure to adverse economic events that affect any single market or industry. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Corporation avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Corporation also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2012, approximately $70.5 million of the outstanding principal balance of the Corporation's non-residential real estate loans were secured by owner-occupied properties, approximately $52.1 million was secured by non-owner occupied properties and $46.8 million was secured by property used in agricultural production.

(3) Loans Receivable, Net: (Continued)
Loan Origination/Risk Management (Continued)
With respect to loans to developers and builders that are secured by non-owner occupied properties that the Corporation may originate from time to time, the Corporation generally requires the borrower to have had an existing relationship with the Corporation and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Corporation until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Corporation maintains an independent loan review function that is typically outsourced to firms that specialize in conducting loan reviews. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Corporation's policies and procedures.

Most of the Corporation's lending activity occurs in Western Kentucky and middle and western Tennessee. The majority of the Corporation's loan portfolio consists of non-residential real estate loans and one-to-four family residential real estate loans.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

Loans by classification type and the related valuation allowance amounts at December 31, 2012, were as follows:

	Pass	Special Mention	Impaired Loans		Total	Specific Allowance for Impairment	Allowance for Loans not Impaired
			Substandard	Doubtful			
December 31, 2012							
One-to-four family mortgages	$156,961	779	4,595	---	162,335	754	1,736
Home equity line of credit	34,737	1,109	1,237	---	37,083	68	306
Junior lien	3,821	47	468	---	4,336	196	34
Multi-family	27,463	1,478	4,115	---	33,056	38	486
Construction	14,052	---	4,848	---	18,900	---	256
Land	14,374	7,683	23,849	---	45,906	932	1,252
Non-residential real estate	146,443	1,899	21,094	---	169,436	1,424	2,209
Consumer loans	13,330	---	556	---	13,886	121	217
Commercial loans	44,191	516	5,842	---	50,549	308	311
Total	$455,372	13,511	66,604	---	535,487	3,841	6,807

Loans by classification type and the related valuation allowance amounts at December 31, 2011, were as follows:

	Pass	Special Mention	Impaired Loans		Total	Specific Allowance for Impairment	Allowance for Loans not Impaired
			Substandard	Doubtful			
December 31, 2011							
One-to-four family mortgages	$153,375	9,434	8,153	230	171,192	728	1,912
Home equity line of credit	36,528	1,694	233	239	38,694	131	277
Junior lien	4,778	622	809	---	6,209	180	97
Multi-family	20,715	7,073	5,951	---	33,739	26	1,175
Construction	9,943	213	1,775	---	11,931	14	125
Land	17,570	24,714	9,055	999	52,338	924	408
Non-residential real estate	142,190	25,077	16,101	117	183,485	1,374	2,297
Consumer loans	14,399	268	423	20	15,110	80	182
Commercial loans	45,509	4,009	5,034	121	54,673	623	709
Total	$445,007	73,104	47,534	1,726	567,371	4,080	7,182

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

Impaired loans by classification type and the related valuation allowance amounts at December 31, 2012, were as follows:

Impaired loans with no recorded reserve	At December 31, 2012			For the year ended 12/31/12	
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$1,759	1,759	---	5,279	107
Home equity line of credit	1,169	1,169	---	869	50
Junior liens	---	---	---	281	3
Multi-family	4,077	4,077	---	3,626	219
Construction	4,848	4,848	---	3,133	174
Land	20,279	20,279	---	19,857	504
Non-residential real estate	15,363	15,363	---	19,936	855
Consumer loans	81	81	---	66	5
Commercial loans	1,617	1,617	---	2,701	165
Total	$49,193	49,193	---	55,748	2,082

Impaired loans with recorded reserve	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$2,836	2,836	754	3,135	145
Home equity line of credit	68	68	68	162	3
Junior liens	468	468	196	365	38
Multi-family	38	38	38	2,640	4
Construction	---	---	---	1,095	---
Land	3,570	3,570	932	4,848	213
Non-residential real estate	5,731	5,731	1,424	6,578	323
Consumer loans	475	475	121	281	1
Commercial loans	4,225	4,225	308	4,470	28
Total	$17,411	17,411	3,841	23,574	755
Total impaired loans	$66,604	66,604	3,841	79,322	2,837

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)
Impaired loans by classification type and the related valuation allowance amounts at December 31, 2011, were as follows:

	At December 31, 2011			For the year ended December 31, 2011	
Impaired loans with no recorded allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$5,144	5,300	---	5,814	220
Home equity line of credit	181	181	---	312	5
Junior lien	469	469	---	287	14
Multi-family	5,059	5,059	---	2,797	242
Construction	1,589	1,589	---	1,437	63
Land	7,513	7,513	---	10,777	446
Non-residential real estate	9,458	11,530	---	10,410	312
Consumer loans	75	75	---	92	4
Commercial loans	480	584	---	2,244	33
Total	$29,968	32,300	---	34,170	1,339

Impaired loans with recorded allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
One-to-four family mortgages	$3,239	3,239	728	3,563	183
Home equity line of credit	291	291	131	399	13
Junior lien	340	340	180	703	16
Multi-family	892	892	26	1,962	15
Construction	186	186	14	1,222	11
Land	2,541	2,541	924	3,261	157
Non-residential real estate	6,760	6,760	1,374	10,833	360
Consumer loans	368	368	80	344	3
Commercial loans	4,675	4,675	623	2,671	27
Total	$19,292	19,292	4,080	24,958	785
Total impaired loans	$49,260	51,592	4,080	59,128	2,124

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

The average recorded investment in impaired loans for the years ended December 31, 2012, 2011 and 2010 was $79.3 million, $59.1 million and $43.2 million, respectively. Interest income recognized on impaired loans for the years ended December 31, 2012 and December 31, 2011 was $2.8 million and $2.1 million, respectively. The following table provides a detail of the Company's activity in the allowance for loan loss account allocated by loan type for the year ended December 31, 2012:

Year ended December 31, 2012	Balance 12/31/2011	Charge off 2012	Recovery 2012	General Provision 2012	Specific Provision 2012	Ending Balance 12/31/2012
One-to-four family mortgages	$2,640	(379)	81	324	(176)	2,490
Home equity line of credit	408	(67)	6	6	21	374
Junior liens	277	(1)	4	---	(50)	230
Multi-family	1,201	(417)	---	429	(689)	524
Construction	139	---	---	117	---	256
Land	1,332	(1,033)	405	635	845	2,184
Non-residential real estate	3,671	(1,120)	137	1,033	(88)	3,633
Consumer loans	262	(510)	150	404	32	338
Commercial loans	1,332	(157)	12	(171)	(397)	619
	$11,262	(3,684)	795	2,777	(502)	10,648

The following table provides a detail of the Company's activity in the allowance for loan loss account allocated by loan type for the year ended December 30, 2011:

Year ended December 31, 2011	Balance 12/31/2010	Charge off 2011	Recovery 2011	General Provision 2011	Specific Provision 2011	Ending Balance 12/31/2011
One-to-four family mortgages	$1,097	(758)	139	1,687	475	2,640
Home equity line of credit	212	(123)	---	245	74	408
Junior liens	146	(27)	1	79	78	277
Multi-family	2,022	(89)	---	26	(758)	1,201
Construction	657	(353)	---	(91)	(74)	139
Land	865	(308)	30	353	392	1,332
Non-residential real estate	4,025	(2,645)	84	1,114	1,093	3,671
Consumer loans	108	(371)	112	425	(12)	262
Commercial loans	698	(201)	20	305	510	1,332
	$9,830	(4,875)	386	4,143	1,778	11,262

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

Non-accrual loans totaled $7.7 million and $6.1 million at December 31, 2012, and December 31, 2011, respectively. All non-accrual loans noted below are classified as either substandard or doubtful. Interest income foregone on such loans totaled $271,000 at December 31, 2012, $246,000 at December 31, 2011, and $243,000 at December 31, 2010, respectively. The Company is not committed to lend additional funds to borrowers whose loans have been placed on a non-accrual basis. There were no loans past due more than three months and still accruing interest as of December 31, 2012 and December 31, 2011. For the years ended December 31, 2012, and December 31, 2011, the components of the Company's balances of non-accrual loans are as follows:

	12/31/2012	12/31/2011
One-to-four family first mortgages	$2,243	2,074
Home equity lines of credit	66	134
Junior liens	4	101
Multi-family	38	---
Construction	---	---
Land	2,768	1,330
Non-residential real estate	1,134	2,231
Farmland	648	---
Consumer loans	145	9
Commercial loans	617	254
Total non-accrual loans	$7,663	6,133

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

The table below presents past due balances at December 31, 2012, by loan classification allocated between performing and non-performing:

	Currently Performing	30 - 89 Days Past Due	Non-accrual Loans	Special Mention	Impaired Loans Currently Performing Substandard	Doubtful	Total
One-to-four family mortgages	$155,936	1,339	2,243	779	2,038	---	162,335
Home equity line of credit	34,732	5	66	1,109	1,171	---	37,083
Junior liens	3,584	237	4	47	464	---	4,336
Multi-family	27,463	---	38	1,478	4,077	---	33,056
Construction	13,876	176	---	---	4,848	---	18,900
Land	14,237	137	2,768	7,683	21,081	---	45,906
Non-residential real estate	146,150	293	1,782	1,899	19,312	---	169,436
Consumer loans	13,266	74	145	---	401	---	13,886
Commercial loans	43,961	230	617	516	5,225	---	50,549
Total	$453,205	2,491	7,663	13,511	58,617	---	535,487

The table below presents past due balances at December 31, 2011, by loan classification allocated between performing and non-performing:

	Currently Performing	30 - 89 Days Past Due	Non-accrual Loans	Special Mention	Impaired Loans Currently Performing Substandard	Doubtful	Total
One-to-four family mortgages	$153,375	628	2,074	9,163	5,722	230	171,192
Home equity line of credit	36,528	5	134	1,664	134	229	38,694
Junior liens	4,778	312	101	521	497	---	6,209
Multi-family	20,715	---	---	7,073	5,951	---	33,739
Construction	9,943	107	---	213	1,668	---	11,931
Land	17,570	237	1,330	24,714	7,488	999	52,338
Non-residential real estate	142,190	487	2,231	24,782	13,678	117	183,485
Consumer loans	14,399	28	9	268	386	20	15,110
Commercial loans	45,509	506	254	4,003	4,385	16	54,673
Total	$445,007	2,310	6,133	72,401	39,909	1,611	567,371

(3) Loans Receivable, Net: (Continued)
All loans listed as 30-89 days past due and non-accrual are not performing as agreed. Loans listed as special mention, substandard and doubtful are paying as agreed. However, the customer's financial statements may indicate weaknesses in their current cash flow, the customer's industry may be in decline due to current economic conditions, collateral values used to secure the loan may be declining, or the Company may be concerned about the customer's future business prospects.

Troubled Debt Restructuring
On a periodic basis, the Company may modify the terms of certain loans. In evaluating whether a restructuring constitutes a troubled debt restructuring (TDR), Financial Accounting Standards Board has issued Accounting Standards Update 310 (ASU 310); *A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring.* In evaluating whether a restructuring constitutes a TDR, the Bank must separately conclude that both of the following exist:

a.) The restructuring constitutes a concession

b.) The debtor is experiencing financial difficulties

ASU 310 provides the following guidance for the Bank's evaluation of whether it has granted a concession as follows:

1.) If a debtor does not otherwise have access to funds at a market interest rate for debt with similar risk characteristics as the restructured debt, the restructured debt would be considered a below market rate, which may indicate that the Company may have granted a concession. In that circumstance, the Company should consider all aspects of the restructuring in determining whether it has granted a concession, the creditor must make a separate assessment about whether the debtor is experiencing financial difficulties to determine whether the restructuring constitutes a TDR.

2.) A temporary or permanent increase in the interest rate on a loan as a result of a restructuring does not eliminate the possibility of the restructuring from being considered a concession if the new interest rate on the loan is below the market interest rate for loans of similar risk characteristics.

3.) A restructuring that results in a delay in payment that is insignificant is not a concession. However, the Company must consider a variety of factors in assessing whether a restructuring resulting in a delay in payment is insignificant.

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)
Troubled Debt Restructurings, (Continued)
A summary of the Company's loans classified as Troubled Debt Restructuring (TDR's) that are reported as performing and non-performing at December 31, 2012 and December 31, 2011 is below:

	2012	2011
Total TDR:		
One-to-four family mortgages	$1,888	2,521
Home equity line of credit	---	---
Junior lien	196	857
Multi-family	234	---
Construction	4,112	---
Land	3,424	941
Non-residential real estate	3,173	3,367
Farmland	909	---
Consumer loans	5	33
Commercial loans	128	125
	14,069	7,844
Less:		
TDR in non-accrual status		
One-to-four family mortgages	---	(1,410)
Home equity line of credit	---	---
Junior lien	(100)	(100)
Multi-family	---	---
Construction	---	---
Land	(2,768)	---
Farmland	(44)	---
Non-residential real estate	---	(1)
Consumer loans	---	(1)
Commercial loans	(119)	(105)
Total performing TDR	$11,038	6,227

(Table Amounts in Thousands)

(3) Loans Receivable, Net: (Continued)

The Company originates loans to officers and directors and their affiliates at terms substantially identical to those available to other borrowers. Loans to officers and directors at December 31, 2012 and December 31, 2011, were approximately $8,846,000 and $10,917,000, respectively. At December 31, 2012, funds committed that were undisbursed to officers and directors approximated $1.4 million.

The following summarizes activity of loans to officers and directors and their affiliates for the years ended December 31, 2012, and December 31, 2011:

	2012	2011
Balance at beginning of period	$10,917	11,641
New loans	2,463	2,940
Principal repayments	(4,534)	(3,664)
Balance at end of period	$ 8,846	10,917

(4) Premises and Equipment:

Components of premises and equipment included in the consolidated balance sheets as of December 31, 2012 and December 31, 2011, consisted of the following:

	2012	2011
Land	$5,560	5,560
Land improvements	558	558
Buildings	20,257	20,206
Furniture and equipment	7,427	6,765
	33,802	33,089
Less accumulated depreciation	11,245	9,658
Premises and equipment, net	$22,557	23,431

Depreciation expense was approximately $1,587,000, $1,569,000 and $1,586,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

(Table Amounts in Thousands)

(5) Intangible Assets:
Goodwill is tested for impairment on an annual basis and as events or circumstances change that would more likely than not reduce fair value below its carrying amount. In 2009, the Company determined that its goodwill was other than temporarily impaired, and as a result, the Company determined that goodwill was impaired and charged off $4,989,000 on September 30, 2009.

The amount of other intangible assets and the changes in the carrying amounts of other intangible assets for the years ended December 31, 2012, December 31, 2011 and December 31, 2010:

	Core Deposits Intangible
Balance, December 31, 2009	$1,168
Amortization	(358)
Balance December 31, 2010	810
Amortization	(291)
Balance December 31, 2011	519
Amortization	(227)
Balance, December 31, 2012	$292

The estimated amortization expense for intangible assets for the subsequent years at December 31, 2012, is as follows:

	Core Deposit Intangible
2013	$162
2014	97
2015	33
Total	$292

(Table Amounts in Thousands)

(6) Deposits:
At December 31, 2012, the scheduled maturities of other time deposits were as follows:

Years Ending December 31,	
2013	$220,182
2014	78,333
2015	42,661
2016	78,036
2017	17,846
2018 and thereafter	34
	$437,092

The amount of other time deposits with a minimum denomination of $100,000 was approximately $222.0 million and $272.5 million at December 31, 2012, and December 31, 2011, respectively. At December 31, 2012, directors, members of senior management and their affiliates had deposits in the Bank of approximately $2.9 million.

Interest expense on deposits for the years ended December 31, 2012, December 31, 2011 and December 31, 2010 is summarized as follows:

	2012	2011	2010
Demand and NOW accounts	$1,180	1,435	1,553
Money market accounts	58	108	113
Savings	71	114	130
Other time deposits	9,262	12,550	15,588
	$10,571	14,207	17,384

The Bank maintains clearing arrangements for its demand, NOW and money market accounts with BBVA Compass Bank. The Bank is required to maintain certain cash reserves in its account to cover average daily clearings. At December 31, 2012, average daily clearings were approximately $6.6 million.

At December 31, 2012, the Company had approximately $469,000 of deposit accounts in overdraft status and thus has been reclassified to loans on the accompanying consolidated balance sheet. At December 31, 2011, the Company had approximately $358,000 of deposit accounts in overdraft status and thus has been reclassified to loans on the accompanying consolidated balance sheet. At December 31, 2012, and December 31, 2011, the Company had deposits classified as brokered deposits totaling $44.5 million and $56.3 million, respectively. At December 31, 2012 and December 31, 2011, the Company had CDARS deposits totaling $2.1 million.

(Table Amounts in Thousands, Except Percentages)

(7) Advances from Federal Home Loan Bank:
Federal Home Loan Bank advances are summarized as follows:

	December 31,			
	2012		2011	
Types of Advances	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate	$43,741	4.09%	$63,319	3.64%

Scheduled maturities of FHLB advances as of December 31, 2012 are as follows:

Years Ending December 31,	Fixed Rate	Average Cost
2013	$ ---	---
2014	---	---
2015	---	---
2016	4,000	5.34%
2017	27,000	4.37%
Thereafter	12,741	3.13%
Total	$43,741	4.09%

All FHLB advances maturing in 2017 allow the FHLB of Cincinnati the right to call the borrowing at par. The investment maturing in 2019 requires monthly principal payments based on a ten year amortization with a 5% constant prepayment rate.

The Bank has an approved line of credit of $30.0 million at the FHLB of Cincinnati, which is secured by a blanket agreement to maintain residential first mortgage loans and non-residential real estate loans with a principal value of 125% of the outstanding advances and has a variable interest rate. At December 31, 2012, the Bank could borrow an additional $46.2 million from the FHLB of Cincinnati without pledging additional collateral. The Bank has an $8 million unsecured line of credit with BVA Compass Bank of Birmingham, Alabama. The Company's overnight lines of credit with both the Federal Home Loan Bank of Cincinnati and Compass Bank had a zero balance at December 31, 2012.

(Table Amounts in Thousands, Except Percentages)

(8) Repurchase Agreements:

In 2006, the Company enhanced its cash management product line to include an automated sweep of excess funds from checking accounts to repurchase accounts, allowing interest to be paid on excess funds remaining in checking accounts of business and municipal customers. Repurchase balances are overnight borrowings from customers and are not FDIC insured. In addition, the Company has entered into two long term repurchase agreements with third parties.

At December 31, 2012, the Company provided investment securities with a market value and book value of $44.6 million as collateral for repurchase agreements. The maximum repurchase balances outstanding during the twelve month periods ending December 31, 2012, and December 31, 2011, was $52.5 million and $46.7 million, respectively.

At December 31, 2012, and December 31, 2011, the respective cost and maturities of the Company's repurchase agreements are as follows:

2012 Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	$10,000	4.28%	9/05/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	27,508	1.08%		Overnight
Total	$43,508	2.35%		

2011 Third Party	Balance	Average Cost	Maturity	Comments
Deutsch Bank	$10,000	4.28%	9/05/2014	Quarterly callable
Merrill Lynch	6,000	4.36%	9/18/2016	Quarterly callable
Various customers	27,080	0.88%		Overnight
Total	$43,080	2.15%		

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(9) Fair Value Measurement:

In September 2006, FASB issued ASC Topic 820, *Fair Value Measurements and Disclosures.* ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable input and minimize the use of unobservable inputs when measuring fair value. Although ASC 820 provides for fair value accounting, the Company did not elect the fair value option for any financial instrument not presently required to be accounted for at fair value.

HopFed Bancorp has developed a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models or processes that use primarily market based or based on third party market data, including interest rate yield curves, option volatilities and other third party information. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financials instruments could result in a different estimate of fair value at the reporting date.

ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurement. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

- Level 1 is for assets and liabilities that management has obtained quoted prices (unadjusted for transaction cost) or identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

- Level 2 is for assets and liabilities in which significant unobservable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 is for assets and liabilities in which significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair value of securities available for sale are determined by a matrix pricing, which is a mathematical technique what is widely used in the industry to value debt securities without relying exclusively on quoted prices for the individual securities in the Company's portfolio but relying on the securities relationship to other benchmark quoted securities. Impaired loans are valued at the net present value of expected payments and considering the fair value of any assigned collateral.

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
The fair value of bank owned life insurance is determined by reducing the annual stated dividend payments of each insurance company by the annual cost of life insurance provided. The Company has certain liabilities carried at fair value including interest rate swap agreements. The fair value of these liabilities is based on information obtained from a third party bank and is reflected within level 2 of the valuation hierarchy.

Assets and Liabilities Measured on a Recurring Basis
The assets and liabilities measured at fair value on a recurring basis are summarized below:

December 31, 2012 Description		Total carrying value in the consolidated balance sheet at December 31, 2012	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Available for sale securities	$	356,345	---	354,856	1,489
Bank owned life insurance		9,323	---	9,323	---
Liabilities					
Interest rate swap	$	1,126	---	1,126	---

December 31, 2011 Description		Total carrying value in the consolidated balance sheet at December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Available for sale securities	$	383,782	---	382,789	993
Bank owned life insurance		9,135	---	9,135	---
Liabilities					
Interest rate swap	$	1,297	---	1,297	---

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
The assets and liabilities measured at fair value on a non-recurring basis are summarized below:

December 31, 2012 Description	Total carrying value in the consolidated balance sheet at 12/31/2012	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$1,544	---	---	$1,544
Other assets owned	$4	---	---	$4
Impaired loans, net of reserve of $3,841	$62,763	---	---	$62,763

December 31, 2011 Description	Total carrying value in the consolidated balance sheet at December 31, 2011	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Other real estate owned	$2,258	---	---	$2,258
Other assets owned	$9	---	---	$9
Impaired loans, net of reserve of $4,080	$45,180	---	---	$45,180

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)

Change in level 3 fair value measurements:

The table below includes a roll-forward of the balance sheet items for the years ended December 31, 2012 and 2011, (including the change in fair value) for assets and liabilities classified by HopFed Bancorp, Inc. within level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

	Year ended December 31,			
	2012		2011	
	Other Assets	Other Liabilities	Other Assets	Other Liabilities
Fair value, December 31,	$ 993	---	$1,277	---
Change in unrealized gains (losses) included in other comprehensive income for assets and liabilities still held at December 31,	496	---	(284)	---
Purchases, issuances and settlements, net	---	---	---	---
Transfers in and/or out of Level 3	---	---	---	---
Fair value, December 31,	$1,489	---	$993	---

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)

The estimated fair values of financial instruments were as follows at December 31, 2012:

	Carrying Amount	Estimated Fair Value	Quoted Prices In Active Markets for Identical Assets Level 1	Using Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets:					
Cash and due from banks	$ 31,563	31,563	$31,563	---	---
Interest-earning deposits	5,613	5,613	5,613	---	---
Securities available for sale	356,345	356,345	---	354,856	1,489
Federal Home Loan Bank stock	4,428	4,428	---	4,428	---
Loans receivable	524,985	532,040	---	---	532,040
Accrued interest receivable	5,398	5,398	---	5,398	---
Bank owned life insurance	9,323	9,323	---	9,323	---
Financial liabilities:					
Deposits	759,865	756,426	---	756,426	---
Advances from borrowers for taxes and insurance	396	396	---	396	---
Advances from Federal Home Loan Bank	43,741	49,293	---	49,293	---
Repurchase agreements	43,508	44,779	---	44,779	---
Subordinated debentures	10,310	10,092	---	---	10,092
Off-balance-sheet liabilities:					
Commitments to extend credit	---	---	---	---	---
Commercial letters of credit	---	---	---	---	---
Market value of interest rate swap	1,126	1,126	---	1,126	---

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)
The estimated fair values of financial instruments were as follows at December 31, 2011:

	Carrying Amount	Estimated Fair Value	Quoted Prices In Active Markets for Identical Assets Level 1	Using Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Financial Assets:					
Cash and due from banks	$44,389	44,389	$ 44,389	---	---
Interest-earning deposits	4,371	4,371	4,371		
Securities available for sale	383,782	383,782	---	382,789	993
Federal Home Loan Bank stock	4,428	4,428	---	4,428	---
Loans receivable	556,360	585,734	---	---	585,734
Accrued interest receivable	6,183	6,183	---	6,183	---
Bank owned life insurance	9,135	9,135	---	9,135	---
Financial liabilities:					
Deposits	800,095	811,415	---	811,415	---
Advances from borrowers for taxes and insurance	153	153	---	153	---
Advances from Federal Home Loan Bank	63,319	69,206	---	69,206	---
Repurchase agreements	43,080	44,969	---	44,969	---
Subordinated debentures	10,310	10,099	---	---	10,099
Off-balance-sheet liabilities:					
Commitments to extend credit	--	--	---	---	---
Commercial letters of credit	--	--	---	---	---
Market value of interest rate swap	1,297	1,297	---	1,297	---

(Table Amounts in Thousands)

(9) Fair Value Measurement: (Continued)

Non-Financial Assets and Non-Financial Liabilities:

The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment. Non-financial assets measured at fair value on a non-recurring basis during the reported periods include certain foreclosed assets which, upon initial recognition, were re-measured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were re-measured at fair value through a write-down included in other non-interest expense. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During the reported periods, all fair value measurements for foreclosed assets utilized Level 2 inputs.

The following table presents foreclosed assets that were re-measured and reported at fair value:

	2012	2011	2010
Beginning balance	$2,267	9,812	1,883
Foreclosed assets measured at initial recognition:			
Carrying value of foreclosed assets prior to acquisition	2,634	4,591	15,848
Proceeds from sale of foreclosed assets	(2,738)	(9,590)	(3,897)
Charge-offs recognized in the allowance for loan loss	(349)	(843)	(4,343)
Gains (losses) on REO included in non-interest expense	(266)	(1,703)	321
Fair value	$1,548	2,267	9,812

(10) Subordinated Debentures:

On September 25, 2003, the Company formed HopFed Capital Trust I (the Trust). The Trust is a statutory trust formed under the laws of the state of Delaware. In September 2003, the Trust issued variable rate capital securities with an aggregate liquidation amount of $10,000,000 ($1,000 per preferred security) to a third-party investor. The Company then issued floating rate junior subordinated debentures aggregating $10,310,000 to the Trust. The junior subordinated debentures are the sole assets of the Trust. The junior subordinated debentures and the capital securities pay interest and dividends, respectively, on a quarterly basis. The variable interest rate is the three-month LIBOR plus 3.10% adjusted quarterly (3.41% at December 31, 2012). These junior subordinated debentures mature in 2033, at which time the capital securities must be redeemed. The junior subordinated debentures and capital securities became redeemable contemporaneously, in whole or in part, beginning October 8, 2008 at a redemption price of $1,000 per capital security.

The Company has provided a full-irrevocable and unconditional guarantee on a subordinated basis of the obligations of the Trust under the capital securities in the event of the occurrence of an event of default, as defined in such guarantee. Debt issuance cost and underwriting fees of $190,000 were capitalized related to the offering and are fully amortized at December 31, 2012.

(11) Concentrations of Credit Risk:

Most of the Bank's business activity is with customers located within the western part of the Commonwealth of Kentucky and middle and western Tennessee. One-to-four family residential and non residential real estate collateralize the majority of the loans. The Bank requires collateral for the majority of loans.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. The contractual amounts of credit-related financial instruments such as commitments to extend credit and commercial letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. In October of 2008, the FDIC increased its deposit coverage on all accounts to $250,000. In addition, financial institutions could choose to pay a higher premium to have all non-interest demand deposit balances insured. Compass Bank of Birmingham, Alabama, the Heritage Bank correspondent banker, elected to accept this additional coverage. Therefore, uninsured deposits are limited to those balances transferred to an overnight federal funds account. During 2012 and 2011, Heritage Bank chose not to transfer balances to an overnight federal funds account. Unlimited FDIC insurance on non-interest bearing deposits ended December 31, 2012.

At December 31, 2012, all cash and cash equivalents are deposited with Compass Bank, the Federal Reserve Bank or the Federal Home Loan Bank of Cincinnati (FHLB). Compass Bank is a participant in the FDIC's TALC program that provided 100% insurance for all funds in non-interest bearing accounts through close of business at December 31, 2012. All funds deposited into Compass Bank were placed in non-interest bearing accounts and are fully insured by the FDIC. All deposits at the FHLB are liabilities of the individual bank and were not federally insured. The FHLB is a government sponsored enterprise (GSE) and has the second highest rating available by all rating agencies. At December 31, 2012, total FHLB deposits were approximately $3.9 million and total deposits at the Federal Reserve were $5.6 million, none of which is insured by the FDIC.

(12) Employee Benefit Plans:

Stock Option Plan

The following is a summary of stock options outstanding at December 31, 2012:

Exercise Price	Weighted Average Remaining Life (Years)	Outstanding Options	Options Exercisable
$16.67	1.4	20,808	20,808

The total amount of options outstanding and the exercise price of options were adjusted to reflect a 2% stock dividend paid to stockholders' of record on September 30, 2010, and October 3, 2011.

On February 24, 1999, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 1999 Stock Option Plan (Option Plan), which was subsequently approved at the 1999 Annual Meeting of Stockholders. Under the Option Plan, the Option Committee has discretionary authority to grant stock options and stock appreciation rights to such employees, directors and advisory directors, as the committee shall designate. The Option Plan reserved 403,360 shares of common stock for issuance upon the exercise of options or stock appreciation rights. At December 31, 2012, the Company can no longer issue options under this plan. The remaining 20,808 options are fully vested and outstanding until their maturity date.

On May 31, 2000, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2000 Stock Option Plan (the "2000 Option Plan"). Under the 2000 Option Plan, the option committee has discretionary authority to grant stock options to such employees as the committee shall designate. The 2000 Option Plan reserves 40,000 shares of common stock for issuance upon the exercise of options. The Company will receive the exercise price for shares of common stock issued to 2000 Option Plan participants upon the exercise of their option. The Board of Directors has granted options to purchase 40,000 shares of common stock under the 2000 Option Plan at an exercise price of $10.00 per share, which was the fair market value on the date of the grant. At December 31, 2012, all options having been granted under the 2000 Option Plan have been exercised.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(12) Employee Benefit Plans: (Continued)
Stock Option Plan, (Continued)

	Number of Shares	Weighted Average Exercise Price
Options outstanding, December 2009	110,000	$12.61
Granted	---	
Exercised	(30,000)	10.00
Forfeited	---	---
Adjusted for 2% stock dividend	1,600	---
Options outstanding, December 2010	81,600	13.32
Granted	---	---
Exercised	---	---
Forfeited	(51,000)	12.10
Adjusted for 2% stock dividend	612	---
Options outstanding, December 2011	31,212	15.06
Granted	---	---
Exercised	---	---
Forfeited	(10,404)	11.85
Options outstanding, December 2012	20,808	$16.67

Stock options vest and become exercisable annually over a four-year period from the date of the grant. All options are fully vested.

The fair value at the grant date of the vested options outstanding at December 31, 2012, is $91,000 for options issued under the 1999 plan.

At December 31, 2012, the strike price for all outstanding options exceeds the current trading price of the Company's stock.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(12) Employee Benefit Plans: (Continued)

2004 HopFed Bancorp Long Term Incentive Plan

On February 18, 2004, the Board of Directors of the Company adopted the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan (the Plan), which was subsequently approved at the 2004 Annual Meeting of Stockholders. Under the Plan, the Compensation Committee has discretionary authority to grant up to 200,000 shares in the form of restricted stock grants, options, and stock appreciation rights to such employees, directors and advisory directors as the committee shall designate. The grants vest in equal installments over a four-year period. Grants may vest immediately upon specific events, including a change of control of the Company, death or disability of award recipient, and termination of employment of the recipient by the Company without cause.

Awards are recognized as an expense to the Company in accordance with the vesting schedule. Awards in which the vesting is accelerated must be recognized as an expense immediately. Awards are valued at the closing stock price on the day the award is granted. For the year ended December 31, 2012, the Compensation Committee granted 10,392 shares of restricted stock with a market value of $73,800. For the year ended December 31, 2011, the Compensation Committee granted 10,972 shares of restricted stock with a market value of $87,000. For the year ended December 31, 2010, the Compensation Committee granted a total of 9,571 shares with a market value of $92,600. The Company recognized $99,000, $118,000, and $134,000 in compensation expense in 2012, 2011 and 2010, respectively.

The remaining compensation expense to be recognized at December 31, 2012 is as follows:

Year Ending December 31,	Approximate Future Compensation Expense
(Dollars in thousands)	
2013	$ 74
2014	50
2015	28
2016	8

The Compensation Committee may make additional awards of restricted stock, thereby increasing the future expense related to this plan. The early vesting of restricted stock awards due to factors outlined in the award agreement may accelerate future compensation expenses related to the plan. However, the total amount of future compensation expense would not change as a result of an accelerated vesting of shares. At December 31, 2012, the Company has 107,565 restricted shares available from the HopFed Bancorp, Inc. 2004 Long Term Incentive Plan that may be awarded.

(Table Amounts in Thousands)

(12) Employee Benefit Plans: (Continued)

401(K) Plan

The Company has a 401(k) retirement program that is available to all employees who meet minimum eligibility requirements. Participants may generally contribute up to 15% of earnings, and in addition, management will match employee contributions up to 4%. In addition, the Company has chosen to provide all eligible employees an additional 4% of compensation without regards to the amount of the employee contribution. Expense related to Company contributions amounted to $627,000, $532,000, and $611,000 in 2012, 2011 and 2010, respectively. The reduction in expense related to the 401K program in 2012 and 2011 was the offset of approximately $59,000 and $100,000, respectively, in Company contributions forfeited by employees who are no longer employed at the bank and have not met the full vesting requirements of the plan.

Deferred Compensation Plan

During the third quarter of 2002, the Company purchased assets and assumed the liabilities relating to a nonqualified deferred compensation plan for certain employees of the Fulton division. The Company owns single premium life insurance policies on the life of each participant and is the beneficiary of the policy value. When a participant retires, the benefits accrued for each participant will be distributed to the participant in equal installments for 15 years. The expense recognized by the Company for 2010 amounted to $19,000. The plan is now fully funded and no additional expenses will be recognized. The Deferred Compensation Plan also provides the participant with life insurance coverage, which is a percentage of the net death proceeds for the policy, if any, applicable to the participant. The original face value of all deferred compensation contracts was approximately $668,000. At December 31, 2012, the accrued value of all deferred compensation contacts is approximately $348,000. The Company is currently making cash remittances of approximately $29,000 per year on deferred compensation contracts.

(13) Income Taxes:

The provision for income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 consisted of the following:

	2012	2011	2010
Current			
Federal	$ 210	1,011	2,613
State	120	110	210
	330	1,121	2,823
Deferred			
Federal	487	(637)	(210)
State	---	---	---
	487	(637)	(210)
	$ 817	484	2,613

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands, Except Percentages)

(13) Income Taxes: (Continued)
Total income tax expense for the years ended December 31, 2012, 2011, and 2010 differed from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes as follows:

	2012	2011	2010
Expected federal income tax expense at statutory tax rate	$1,661	1,157	3,104
Effect of nontaxable interest income	(575)	(547)	(695)
Effect of nontaxable bank owned life insurance income	(136)	(107)	(117)
Effect of QSCAB credit	(220)	(220)	---
State taxes on income, net of federal benefit	79	73	139
Other tax credits	(64)	---	---
Non deductible expenses	72	128	182
Total income tax expense	$817	484	2,613
Effective rate	16.7%	14.2%	28.6%

The components of deferred taxes as of December 31, 2012, and December 31, 2011, are summarized as follows:

	2012	2011
Deferred tax assets:		
Allowance for loan loss	$3,620	$3,829
Accrued expenses	297	679
Intangible amortization	1,365	1,534
AMT credit	110	---
Other real estate owned	34	---
	5,426	6,042
Deferred tax liabilities:		
FHLB stock dividends	(787)	(787)
Unrealized gain on securities available for sale	(5,007)	(3,794)
Depreciation and amortization	(200)	(244)
Unearned loan cost and fees, net	---	(85)
	(5,994)	(4,910)
Net deferred tax asset (liability)	($568)	$1,132

(Table Amounts in Thousands)

(13) Income Taxes: (Continued)
The Small Business Protection Act of 1996, among other things, repealed the tax bad debt reserve method for thrifts effective for taxable years beginning after December 31, 1995. Thrifts may now only use the same tax bad debt reserve method that is allowed for commercial banks. Thrifts with assets greater than $500 million can no longer use the reserve method and may only deduct loan losses as they actually arise (i.e., the specific charge-off method).

The portion of a thrift's tax bad debt reserve that is not recaptured (generally pre-1988 bad debt reserves) under the 1996 law is only subject to recapture at a later date under certain circumstances. These include stock repurchase redemptions by the thrift or if the thrift converts to a type of institution (such as a credit union) that is not considered a bank for tax purposes. However, no further recapture would be required if the thrift converted to a commercial bank charter or was acquired by a bank. The Bank does not anticipate engaging in any transactions at this time that would require the recapture of its remaining tax bad debt reserves. Therefore, retained earnings at December 31, 2012 and 2011 includes approximately $4,027,000 which represents such bad debt deductions for which no deferred income taxes have been provided.

No valuation allowance for deferred tax assets was recorded at December 31, 2012 and 2011 as management believes it is more likely than not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years. There were not unrecognized tax benefits during any of the reported periods. The Corporation files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2009.

(14) Real Estate and Other Assets Owned:
The Company's real estate and other assets owned balances at December 31, 2012, and December 31, 2011, represent properties and personal collateral acquired by the Bank through customer loan defaults. The property is recorded at the lower of cost or fair value less estimated cost of to sell at the date acquired with any loss recognized as a charge off through the allowance for loan loss account. Additional real estate and other asset losses may be determined on individual properties at specific intervals or at the time of disposal. Additional losses are recognized as a non-interest expense. For the years ended December 31, 2012, and December 31, 2011, the composition of the Company's balance in both real estate and other assets owned are as follows:

	December 31,	
	2012	2011
One-to-four family mortgages	$258	480
Multi-family	---	905
Construction	130	465
Land	1,112	248
Non-residential real estate	44	160
Consumer assets owned by bank	4	9
Total other assets owned	$1,548	2,267

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(15) Commitments and Contingencies:

In the ordinary course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements.

The Bank had open loan commitments at December 31, 2012 and 2011 of approximately $27.3 million and $23.4 million, respectively. At December 31, 2012 and 2011, the Bank had no fixed rate loan commitments. Unused lines of credit were approximately $60.8 million and $62.9 million at December 31, 2012 and 2011, respectively.

The Company and the Bank have agreed to enter into employment agreements with certain officers, which provide certain benefits in the event of their termination following a change in control of the Company or the Bank. The employment agreements provide for an initial term of three years. On each anniversary of the commencement date of the employment agreements, the term of each agreement may be extended for an additional year at the discretion of the Board. In the event of a change in control of the Company or the Bank, as defined in the agreement, the officers shall be paid an amount equal to two times the officer's base salary as defined in the employment agreement.

The Company and the Bank have entered into commitments to rent facilities and lease operating equipment that are non-cancelable. At December 31, 2012, future minimal lease and rental commitments were as follows:

Years Ending December 31	Amount
2013	$200,122
2014	197,104
2015	179,461
2016	153,996
2017	153,996
Total	$884,679

The Company incurred rental expenses of approximately $61,000, $55,000 and $62,000 for the years ended December 31, 2012, 2011, and 2010, respectively.

In the normal course of business, the Bank and Company have entered into operating contracts necessary to conduct the Company's daily business. The most significant operating contract is for the Bank's data processing services. The monthly cost associated with this contract is variable based on the number of accounts and usage but averages approximately $197,000 per month. The Bank has three outstanding ATM branding agreements with local convenience stores. These agreements allow the Bank to maintain a cash machine and signage in various locations for an annual cost of approximately $128,000.

(Table Amounts in Thousands)

(15) Commitments and Contingencies: (Continued)

The Company is partially self-insured for medical benefits provided to employees. Heritage Bank is named as the plan administrator for this plan and has retained Blue Cross Blue Shield of Kentucky to process claims and handle other duties of the plan. Blue Cross Blue Shield does not assume any liabilities as a third party administrator. Heritage Bank purchased two stop-loss insurance policies to limit total medical claims from Blue Cross Blue Shield of Kentucky. The first specific stop-loss policy limits the Company's cost in any one year to $75,000 per covered individual. The Company has purchased a second stop-loss policy that limits the aggregate claims for the Company in a given year at $1,651,964 based upon the Company's current enrollment. The Company has established a liability for outstanding claims as well as incurred but unreported claims. While management uses what it believes are pertinent factors in estimating the plan liability, the actual liability is subject to change based upon unexpected claims experience and fluctuations in enrollment during the plan year. At December 31, 2012, and December 31, 2011, the Company recognized a liability for self-insured medical expenses of approximately $438,000 and $506,000, respectively.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby letters of credit, and financial guarantees. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

	December 31,	
	2012	2011
Commitments to extend credit	$27,294	23,422
Standby letters of credit	1,211	1,459
Unused commercial lines of credit	31,597	32,329
Unused home equity lines of credit	29,188	30,536

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include property, plant, and equipment and income-producing commercial properties.

(15) Commitments and Contingencies: (Continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The Company is subject to various claims and legal actions that have arisen in the course of conducting business. Management does not expect the ultimate disposition of these matters to have a material adverse impact on the Company's financial statements.

(16) Regulatory Matters:

The Corporation is a unitary thrift holding company and, as such, is subject to regulation, examination and supervision by the Federal Reserve Bank. The Corporation's wholly owned bank subsidiary is a federally chartered savings and loan supervised by the Office of the Comptroller of the Currency (OCC). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to adjusted total assets (as defined), and of total capital (as defined) and Tier 1 to risk weighted assets (as defined). Management believes, as of December 31, 2012, and 2011, that the Bank meets all capital adequacy requirements to which it is subject.

On April 30, 2010, the Corporation and the Bank, and the Office of Thrift Supervision (OTS), since merged into the OCC, signed a Memorandum of Understanding and Agreement. Included in the agreement was a requirement that the Bank maintain a Core Capital to adjusted total assets ratio of no less than 8.00% and a Total Risk Based Capital to Risk Weighted Assets ratio of no less than 12.00%. If the Bank did not meet these guidelines, the Bank would have to make a capital distribution request to the OTS (now OCC) prior to the payment of preferred stock dividends or interest payments to HopFed Capital Trust 1. In October 2012, the OCC terminated the Bank's MOU. In November 2012, the Federal Reserve terminated the Corporation's MOU.

(Table Amounts in Thousands, Except Percentages)

(16) Regulatory Matters: (Continued)

The Company's and the Bank's actual capital amounts and ratios as of December 31, 2012, and December 31, 2011, are presented below:

	Company Actual		Bank Actual		Required for Capital Adequacy Purposes		Required to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012								
Tangible capital to adjusted total assets	$104,984	10.9%	$102,375	10.6%	$14,463	1.50%	N/A	N/A
Core capital to adjusted total assets	$104,984	10.9%	$102,375	10.6%	$38,569	4.00%	$48,202	5.00%
Total capital to risk weighted assets	$112,204	19.4%	$109,602	19.1%	$45,981	8.00%	$57,458	10.00%
Tier 1 capital to risk weighted assets	$104,984	18.2%	$102,375	17.8%	N/A	N/A	$37,548	6.00%
As of December 31, 2011								
Tangible capital to adjusted total assets	$120,908	11.7%	$103,173	10.2%	$15,205	1.50%	N/A	N/A
Core capital to adjusted total assets	$120,908	11.7%	$103,173	10.2%	$40,545	4.00%	$50,682	5.00%
Total capital to risk weighted assets	$128,089	20.3%	$110,355	17.6%	$50,064	8.00%	$62,580	10.00%
Tier 1 capital to risk weighted assets	$120,908	19.1%	$103,172	16.5%	N/A	N/A	$37,548	6.00%

(17) Stockholders' Equity:

The Company's sources of income and funds for dividends to its stockholders are earnings on its investments and dividends from the Bank. The Bank's primary regulator, the OCC, has regulations that impose certain restrictions on payment of dividends to the Corporation. Current regulations of the OCC allow the Bank (based upon its current capital level and supervisory status assigned by the OCC) to pay a dividend as long as the Bank subsidiary maintains an appropriate Tier 1 Capital ratio. Given the prospects for the approval of Basel III, the Company anticipates that in practice it will need to maintain a Tier 1 Capital ratio of 8.50% at its bank subsidiary to continue to pay dividends to common shareholders.

Federal Reserve regulations also place restrictions after the conversion on the Company with respect to repurchases of its common stock. With prior notice to the Federal Reserve, the Company is allowed to repurchase its outstanding shares. In August 2006, under the supervision of the OTS, the Company announced that it replaced a previously announced stock buyback plan with a new plan to purchase up to 125,000 shares of common stock over the next two years. Under the plan that expired September 30, 2008, the Company purchased 106,647 shares of common stock at an average price of $15.36 per share. The Company reissued 112,639 shares of Treasury Stock as part of the stock offering discussed below. At December 31, 2012, the Company holds 402,916 shares of treasury stock at an average price of $12.60 per share.

On December 12, 2008, HopFed Bancorp issued 18,400 shares of preferred stock to the United States Treasury (Treasury) for $18,400,000 pursuant to the Capital Purchase Program. The Company issued a Warrant to the Treasury as a condition to its participation in the Capital Purchase Program. The Warrant had an exercise price of $11.32 each and was immediately exercisable, giving the Treasury the right to purchase 243,816 shares of the Company's Common Stock. The warrants expired ten years from the date of issuance. The Preferred Stock has no stated maturity and was non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per year for the first five years and 9% thereafter. As a result of a 2% stock dividend paid to shareholders of record at September 30, 2010, total warrants issued was adjusted to 248,692 and the warrant strike price was adjusted to $11.098. As a result of a 2% stock dividend paid to shareholders of record at October 3, 2011, total warrants issued was adjusted to 253,667 and the warrant strike price was adjusted to $10.88.

On December 19, 2012, HopFed Bancorp repurchased the 18,400 shares of Preferred Stock previously sold to the Treasury at par plus accrued dividends. The repurchase was accomplished with the assistance of a $6.0 million dividend paid to the Company from its Bank subsidiary.

(17) Stockholders' Equity: (Continued)

In June and July of 2010, the Company sold a total of 3,583,334 shares of common stock in a public offering with net proceeds of $30.4 million. In June 2010, the Company invested $10.0 million into the Bank.

On September 16, 2010, and September 21, 2011, respectively, the Company declared a 2% stock dividend payable to shareholders of record on September 30, 2010 and October 3, 2011. The stock dividend was paid on October 18, 2010, and October 18, 2011, resulting in the issuance of 143,458 shares of common stock in October of 2010 and 146,485 shares of common stock in October 2011. As discussed earlier, both the price and amount of all outstanding options and common stock warrants were adjusted accordingly.

Based on the binomial method, the common stock warrants have been assigned a value of $2.28 per warrant, or $555,900. As a result, the value of the warrants has been recorded as a discount on the preferred stock and will be accreted as a reduction in net income available for common shareholders over the next five years at $111,180 per year. In 2012, the Company accelerated the last year of our warrant accretion, recognizing $222,360 of accretion, due to the repurchase of all preferred stock from the Treasury and our stated plans to attempt to repurchase the warrant. For the purposes of these calculations, the fair value of the common stock warrants was estimated using the following assumptions:

- Risk free rate 2.60%
- Expected life of warrants 10 years
- Expected dividend yield 3.50%
- Expected volatility 26.5%
- Weighted average fair value $2.28

The Company's computation of expected volatility is based on the weekly historical volatility. The risk free rate was the approximate rate of the ten year treasury at the end of November 2008.

By participating in the Capital Purchase Program, the Company agreed to not increase its dividend paid to common shareholders for a period of three years without prior approval of the United States Treasury. If the Company failed to make all dividend payments due to preferred shareholders, the Company was prohibited from paying any dividend to common shareholders. In addition, the United States Treasury placed certain restrictions on the amount and type of compensation that can be paid to certain senior level executives of the Company.

The Company has paid all interest payments due on HopFed Capital Trust 1. If interest payments to HopFed Capital Trust 1 are not made in a timely manner, the Company is prohibited from making cash dividend payments to its common shareholders.

(18) Earnings Per Share:

Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year. Common stock warrants outstanding are not included in the dilutive earnings per share computations because they would be anti-dilutive. Earnings per share numbers in 2010 were adjusted to reflect a 2% stock dividend paid in 2010 and 2011.

The following is a reconciliation of weighted average common shares for the basic and dilutive earnings per share computations:

	Years Ended December 31,		
	2012	2011	2010
Basic earnings per share:			
Weighted average common shares	7,486,445	7,460,294	5,620,093
Adjustment for stock dividend	---	---	112,402
Weighted average common shares	7,486,445	7,460,294	5,732,495
Dilutive effect of stock options	---	---	---
Adjustment for stock dividend	---	---	---
Weighted average common and incremental shares	7,486,445	7,460,294	5,732,495

(19) Variable Interest Entities:

Under ASC 810, the Company is deemed to be the primary beneficiary and required to consolidate a variable interest entity (VIE) if it has a variable interest in the VIE that provides it with a controlling financial interest. For such purposes, the determination of whether a controlling financial interest exists is based on whether a single party has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. ASC 810 requires continual reconsideration of conclusions reached regarding which interest holder is a VIE's primary beneficiary and disclosures surrounding those VIE's which have not been consolidated. The consolidation methodology provided in this footnote as of December 31, 2012 and 2011 has been prepared in accordance with ASC 810. At December 31, 2012, the Company did not have any consolidated variable interest entities to disclose but did have a commitment to a low income housing partnership and issued trust preferred securities.

The Company has made a $1.5 million commitment as a limited partner to the Housing Equity Fund of Kentucky II, L.L.C. Furthermore, the Company has committed $480,000 as a limited partner to a low income housing project in Bowling Green, Kentucky named Fort Webb, LLLP.

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(20) Condensed Parent Company Only Financial Statements:

The following condensed balance sheets as of December 31, 2012, and December 31, 2011 and condensed statements of income and cash flows for the years ended December 31, 2012, 2011 and 2010 of the parent company only should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Balance Sheets:

	2012	2011
Assets:		
Cash and due from banks	$ 2,863	17,602
Investment in subsidiary	113,131	111,912
Prepaid expenses and other assets	707	841
Total assets	$116,701	130,355
Liabilities and equity		
Liabilities		
Unrealized loss on derivative	$ 1,126	1,297
Dividends payable - common	180	176
Interest payable	86	89
Subordinated debentures	10,310	10,310
Total liabilities	11,702	11,872
Equity:		
Preferred stock	---	---
Common stock	79	79
Common stock warrants	556	556
Additional paid-in capital	76,288	75,967
Retained earnings	41,829	39,591
Treasury stock - preferred stock	(18,400)	---
Treasury stock- common stock	(5,076)	(5,076)
Accumulated other comprehensive income	9,723	7,366
Total equity	104,999	118,483
Total liabilities and equity	$116,701	130,355

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(20) Condensed Parent Company Only Financial Statements: (Continued)
Condensed Statements of Income:

	2012	2011	2010
Interest and dividend income:			
Dividend income	$ 6,000	---	750
Income on agency securities	56	---	---
Total interest and dividend income	6,056	---	750
Interest expense	745	742	739
Non-interest expenses	584	423	448
Total expenses	1,329	1,165	1,187
Income (loss) before income taxes and equity in undistributed earnings of subsidiary	4,727	(1,165)	(437)
Income tax benefits	(367)	(316)	(342)
Income (loss) before equity in undistributed earnings of subsidiary	5,094	(849)	(95)
Equity in undistributed earnings of subsidiary	(1,025)	3,769	6,611
Net income	4,069	2,920	6,516
Preferred stock dividend and warrant accretion	(1,229)	(1,031)	(1,031)
Income available to common shareholders	$2,840	1,889	5,485

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(20) Condensed Parent Company Only Financial Statements: (Continued)
Condensed Statements of Cash Flows:

	2012	2011	2010
Cash flows from operating activities:			
Net income	$4,069	2,920	6,516
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Equity in undistributed earnings of subsidiary	1,025	(3,769)	(6,611)
Amortization of restricted stock	99	118	134
Increase (decrease) in:			
Current income taxes payable	74	---	358
Accrued expenses	3	438	18
Net cash (used in) provided by operating activities:	5,270	(293)	415
Cash flows for investing activities:			
Investment in subsidiary	---	---	(10,000)
Net cash used in investing activities	---	---	(10,000)
Cash flows from financing activities:			
Proceeds from sale of treasury stock	---	---	1,419
Proceeds from sale of common stock	---	---	28,952
Purchase of preferred stock - treasury	(18,400)	---	---
Dividends paid on preferred stock	(1,007)	(920)	(920)
Dividends paid on common stock	(602)	(1,909)	(2,272)
Net cash (used in) provided by financing activities	(20,009)	(2,829)	27,179
Net increase (decrease) in cash	(14,739)	(3,122)	17,594
Cash and due from banks at beginning of year	17,602	20,724	3,130
Cash and due from banks at end of year	$2,863	17,602	20,724

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(21) Investments in Affiliated Companies (Unaudited):
Investments in affiliated companies accounted for under the equity method consist of 100% of the common stock of HopFed Capital Trust I (the Trust), a wholly owned statutory business trust. The Trust was formed on September 25, 2003. Summary financial information for the HopFed Capital Trust 1 is as follows:

Summary Balance Sheets

	December. 31, 2012	December. 31, 2011
Asset – investment in subordinated debentures issued by HopFed Bancorp, Inc.	$ 10,310	10,310
Liabilities	$ —	—
Stockholders' equity:		
Trust preferred securities	10,000	10,000
Common stock (100% owned by HopFed Bancorp, Inc.)	310	310
Total stockholder's equity	10,310	10,310
Total liabilities and stockholder's equity	$ 10,310	10,310

Summary Statements of Income

	Years Ended December. 31, 2012	2011
Income – interest income from subordinated debentures issued by HopFed Bancorp, Inc.	$ 372	367
Net income	$ 372	367

Summary Statements of Stockholder's Equity

	Trust Preferred Securities	Common Stock	Retained Earnings	Total Stockholder's Equity
Beginning balances, January 1, 2012	$ 10,000	310	—	10,310
Retained earnings:				
Net income	—	—	372	372
Dividends:				
Trust preferred securities	—	—	(361)	(361)
Common dividends paid to HopFed Bancorp, Inc.	—	—	(11)	(11)
Total retained earnings	—	—	—	—
Ending balances, December 31, 2012	$ 10,000	310	—	10,310

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands, Except Share Amounts)

(22) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the year ended December 31, 2012:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2012:				
Interest and dividend income	$10,759	10,400	9,996	9,685
Interest expense	3,892	3,738	4,078	3,169
Net interest income	6,867	6,662	5,918	6,516
Provision for loan losses	869	400	506	500
Net interest income after provision for loan losses	5,998	6,262	5,412	6,016
Noninterest income	1,917	2,639	2,897	2,186
Noninterest expense	7,099	7,439	6,971	6,932
Income before income taxes	816	1,462	1,338	1,270
Income taxes	89	300	263	165
Net income	$727	1,162	1,075	1,105
Net income available to common shareholders	470	903	819	648
Basic earnings per share	$0.06	0.12	0.11	0.09
Diluted earnings per share	$0.06	0.12	0.11	0.09
Weighted average shares outstanding:				
Basic	7,484,475	7,485,283	7,487,283	7,487,726
Diluted	7,484,475	7,485,283	7,487,283	7,487,726

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands, Except Share Amounts)

(22) Quarterly Results of Operations: (Unaudited)
Summarized unaudited quarterly operating results for the year ended December 31, 2011:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
December 31, 2011:				
Interest and dividend income	$11,787	11,766	11,450	11,237
Interest expense	4,989	4,763	4,592	4,071
Net interest income	6,798	7,003	6,858	7,166
Provision for loan losses	4,518	452	475	476
Net interest income after provision for loan losses	2,280	6,551	6,383	6,690
Noninterest income	2,365	2,118	3,281	2,429
Noninterest expense	7,449	7,436	7,127	6,681
Income (loss) before income taxes	(2,804)	1,233	2,537	2,438
Income taxes expense (benefit)	(960)	426	909	109
Net income (loss)	($1,844)	807	1,628	2,329
Net income (loss) available to (attributable to) common shareholders	($2,098)	550	1,368	2,069
Basic earnings (loss) per share	($0.28)	0.07	0.18	0.28
Diluted earnings (loss) per share	($0.28)	0.07	0.18	0.28
Weighted average shares outstanding:				
Basic	7,465,077	7,467,438	7,481,448	7,484,420
Diluted	7,465,077	7,467,438	7,481,448	7,484,420

HopFed Bancorp, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(Table Amounts in Thousands)

(23) Comprehensive Income:

FASB ASC 220, *Comprehensive Income*, established standards for reporting comprehensive income. Comprehensive income includes net income and other comprehensive net income which is defined as non-owner related transactions in equity. The following table sets forth the amounts of other comprehensive income included in stockholders' equity along with the related tax effect for the years ended December 31, 2012, 2011 and 2010.

	Pre-Tax Amount	Tax Benefit (Expense)	Net of Tax Amount
December 31, 2012:			
Unrealized holding gains on:			
Available for sale securities	$5,071	(1,723)	3,348
Derivatives	171	(58)	113
Reclassification adjustments for gains on:			
Available for sale securities	(1,671)	567	(1,104)
	$3,571	(1,214)	2,357
December 31, 2011:			
Unrealized holding gains on:			
Available for sale securities	$12,792	(4,349)	8,443
Derivatives	(209)	71	(138)
Reclassification adjustments for gains on:			
Available for sale securities	(2,897)	985	(1,912)
	$9,686	(3,293)	6,393
December 31, 2010:			
Unrealized holding gains on:			
Available for sale securities	$653	(222)	431
Derivatives	(444)	151	(293)
Reclassification adjustments for gains on:			
Available for sale securities	(3,504)	1,191	(2,313)
	($3,295)	1,120	(2,175)

(24) Subsequent Events:

As part of the Company's participation in the Treasury's Capital Purchase Program, we issued a Warrant to the Treasury on December 12, 2008. The Warrant allowed the holder to purchase 243,816 shares of the Company's common stock at $11.32 per share. The Warrant was immediately exercisable and had a ten year maturity. The total number of shares and strike price of the Warrant were adjusted to 253,667 shares at $10.88 as a result of 2% stock dividends paid in 2010 and 2011. On January 16, 2013, the Company repurchased the Warrant from the Treasury for $256,257.

On February 12, 2013, the Company announced the acquisition of Sumner Bank & Trust ("Sumner") in Gallatin, Tennessee for approximately $14.3 million in cash, or $10.04 per share. At December 31, 2012, Sumner had assets of $184.0 million, deposits of $157.6 million and loans outstanding of $121.6 million. Sumner has two full service banking locations in Gallatin, Tennessee and one full service location in Hendersonville, Tennessee. Sumner has three loan production offices in the Tennessee communities of Franklin and Lebanon in middle Tennessee and Jackson in west Tennessee. The acquisition of Sumner will provide us with greater access to the Nashville, Tennessee market as well as an entry into the west Tennessee market. The Sumner acquisition is subject to approval by shareholders of Sumner Bank and Trust and regulatory approval and is expected to close in the third quarter of 2013.

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PERFORMANCE!

P.O. Box 537
4155 Lafayette Road
Hopkinsville, Kentucky 42241
Phone: 270-885-1171
Fax: 270-887-2950

bankwithheritage.com